FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of February

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes....... No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ...............).

21 February 2017

HSBC HOLDINGS PLC

2016 RESULTS - HIGHLIGHTS

Strategic execution

●	Completed a $2.5bn share buy-back following the sale of the Brazil business

●	Further reduced our risk-weighted assets ('RWAs') during 2016 by $143bn as a result of extensive management actions, including the sale of operations in Brazil

●	Generated annualised run rate savings of $3.7bn, following investment in costs to achieve ('CTA') of $4.0bn to date

●	Expect to deliver increased annualised cost savings of c. $6.0bn while continuing to invest in regulatory programmes and compliance, with c. $6.0bn of CTA investment required

●	Increased market share in a number of key markets and international product areas, including trade finance in Hong Kong and Singapore
Stuart Gulliver, Group Chief Executive, said:
"2016 was a good year in which we delivered a solid performance from all our global businesses, made better-than-anticipated progress in reducing our cost base, and delivered a total return to shareholders of 36%. We are investing over $2bn in digital transformation initiatives to improve our offer to customers, and are instigating a further $1bn buy-back programme reflecting the strength and flexibility of our balance sheet."
Financial performance

●
Adjusted profit before tax of $19.3bn was broadly unchanged following solid performances from our global businesses; lower reported profit before tax of $7.1bn reflects significant items. These included a $3.2bn impairment of goodwill in GPB in Europe, costs to achieve of $3.1bn, adverse fair value movements of $1.8bn arising from changes in credit spreads on our own debt designated at fair value, and the impact of our sale of operations in Brazil

●	Adjusted revenue of $50.2bn was broadly unchanged; reported revenue of $48.0bn was 20% lower primarily driven by unfavourable movements in significant items and currency translation

●	Adjusted operating expenses fell by $1.2bn or 4%, reflecting investment in cost-saving initiatives; reported operating expenses were broadly unchanged

●	Positive adjusted jaws of 1.2%1

●	Strong capital base with common equity tier 1 ('CET1') ratio 13.6% and a leverage ratio of 5.4%

●	Maintained the dividend at $0.51 per ordinary share; total dividends in respect of the year of $10.1bn; confident of maintaining at this level

●
The Board has determined to return to shareholders up to a further $1.0bn by way of a share buy-back which is expected to complete in the first half of 2017. This takes announced buy-backs since the second half of 2016 to $3.5bn following the successful sale of our Brazil business

	Year ended 31 Dec
	2016	2015	Change
	$m	$m	%
Financial highlights and key ratios
Reported profit before tax	7,112	18,867	(62.3)
Adjusted profit before tax2	19,300	19,528	(1.2)
Return on average ordinary shareholders' equity (annualised)	0.8%	7.2%
Adjusted jaws1	1.2%	(3.7)%
We use adjusted performance to understand the underlying trends in the business. The main differences between reported and adjusted are foreign currency translation and significant items, including the operating results for our Brazil business as well as the loss recognised on disposal.

	At 31 Dec
	2016	2015	Change
	%	%
Capital and balance sheet
Common equity tier 1 ratio	13.6	11.9
Leverage ratio	5.4	5.0
	$m	$m	$m
Loans and advances to customers	861,504	924,454	(62,950)
Customer accounts	1,272,386	1,289,586	(17,200)
Risk-weighted assets	857,181	1,102,995	(245,814)
For footnotes, see page 2.

This news release is issued by HSBC Holdings plc	Registered Office and Group Head Office: 8 Canada Square, London E14 5HQ, United Kingdom Web: www.hsbc.com Incorporated in England with limited liability. Registered number 617987

Highlights

Highlights

	Year ended 31 Dec
	2016	2015
	$m	$m
Reported
Revenue3	47,966	59,800
Loan impairment charges and other credit risk provisions	(3,400)	(3,721)
Operating expenses	(39,808)	(39,768)
Profit before tax	7,112	18,867
Adjusted
Revenue3	50,153	51,419
Loan impairment charges and other credit risk provisions	(2,652)	(2,604)
Operating expenses	(30,556)	(31,730)
Profit before tax	19,300	19,528
Significant items affecting adjusted performance
Revenue
Debit valuation adjustment on derivative contracts	26	230
Fair value movements on non-qualifying hedges	(687)	(327)
Gain on disposal of our membership interest in Visa - Europe	584	-
Gain on disposal of our membership interest in Visa - US	116	-
Gain on the partial sale of shareholding in Industrial Bank	-	1,372
Own credit spread	(1,792)	1,002
Portfolio disposals	(163)	(214)
Releases/(provisions) arising from the ongoing review of compliance with the UK Consumer Credit Act	2	(10)
Loss and trading results from disposed-of operations in Brazil	(273)	3,327
Loan impairment charge and other credit risk provisions ('LICs')
Trading results from disposed-of operations in Brazil	(748)	(933)
Operating expenses
Costs associated with portfolio disposals	(28)	-
Costs to achieve	(3,118)	(908)
Costs to establish UK ring-fenced bank	(223)	(89)
Impairment of Global Private Banking - Europe goodwill	(3,240)	-
Regulatory provisions in Global Private Banking	(344)	(172)
Restructuring and other related costs	-	(117)
Settlements and provisions in connection with legal matters	(681)	(1,649)
UK customer redress programmes	(559)	(541)
Trading results from disposed-of operations in Brazil	(1,059)	(2,471)
Share of profit in associates and joint ventures
Trading results from disposed-of operations in Brazil	(1)	(1)

1	Includes UK bank levy.

2	Adjusted performance is computed by adjusting reported results for the year-on-year effects of foreign currency translation differences and significant items which distort year-on-year comparisons.

3	Net operating income before loan impairment charges and other credit risk provision, also referred to as revenue.

2	HSBC Holdings plc News Release 2016

Group Chairman's Statement

Statement by Douglas Flint, Group Chairman
The Group has improved its productivity, embraced technological change and continues to reinforce its standards of business conduct. It has a strong capital position and is gaining market share in important areas.
2016 will be long remembered for its significant and largely unexpected economic and political events. These foreshadowed changes to the established geopolitical and economic relationships that have defined interactions within developed economies and between them and the rest of the world. The uncertainties created by such changes temporarily influenced investment activity and contributed to volatile financial market conditions. Against this background, HSBC's performance in 2016 was broadly satisfactory. Encouragingly, operating performance in the second half of the year was much stronger than expected and compared with the prior year, as businesses and financial markets responded more optimistically than predicted to these events.
The Group's reported profit before tax amounted to $7.1bn, some 62% lower than the prior year. This decline principally reflected the impact of significant items, most of which had no impact on capital, even though they were material in accounting terms. On the adjusted basis used to measure management and business performance, profit before tax was $19.3bn, broadly in line with the $19.5bn achieved in the prior year. This outcome was largely driven by improved cost performance as prior year initiatives gained traction and substantially offset lower revenues, while loan impairment charges were marginally higher. Earnings per share of $0.07 compared with $0.65 in 2015.
The Group's core capital position improved materially. A change to the regulatory treatment of our associate in mainland China, continued run-off of legacy assets, planned reduction in certain segments of our trading books and inadequately remunerated assets, together with capital released from business disposals, notably our operations in Brazil, drove this improvement. This created the capacity to return $2.5bn of capital by way of a share buy-back, which was completed in December. We met our objective of maintaining the annual dividend in respect of the year at $0.51, as indicated at the interim stage. This was delivered through the declaration today of a fourth interim dividend of $0.21. Reflecting on the strength of the Group's capital position, the Board also approved a further share buy-back of up to $1bn, which is expected to commence shortly.
Strategic actions are now bearing fruit
In reviewing performance in 2016, the Board noted with approval the traction now evidenced from management actions to reshape the Group and address the challenges brought about by the continuing low interest rate environment.
Greater focus on the trade and investment corridors where HSBC has strong market positioning generated solid market share gains and broader product penetration, particularly in servicing outbound China investment flows. This is recognised in the leading industry awards highlighted in Stuart Gulliver's review.
Significant investment in technology and process redesign is now not only delivering greater cost efficiency but also is poised to markedly enhance our ability to detect and prevent financial crime. In addition, 2017 will see the progressive launch of applications that will materially improve our customers' digital experience, enhance their online security and bring greater personalisation of product offerings.
While there is still a long way to go, it was encouraging to see the significant improvement in performance across all business units in Mexico following the substantial repositioning of the Group's operations there. This contributed to the Group's success in replacing substantially all of the revenues given up through continuing run-off of legacy portfolios, risk mitigation in areas exposed to higher threat of financial crime and reduction in trading books.
Furthermore, HSBC is safer today from the threat of financial crime because of the investments we have been making in our Global Standards programme. The Board remains fully committed to our work in this area in 2017 and beyond.
Regulatory matters
It was extremely disappointing that the regulatory community was unable to achieve its targeted completion of the Basel III framework in January 2017 on the consensual basis expected. It is now almost 10 years since the commencement of the global financial crisis and it is time to draw a line under further regulatory changes, particularly since there is no doubt that our industry is more strongly capitalised, better governed and more risk aware than it was a decade ago. Finalisation of the structure and calibration of the capital framework is crucial to give banks certainty over prospective capital allocations in support of lending and market activities. This is particularly important at this time when public policy is focusing on encouraging greater support for longer-dated assets, including infrastructure, and seeking to build out the capital markets of Europe and emerging markets. It is hugely important that regulators and policy makers now move as quickly as possible to finalise the capital framework in line with their stated commitment to deliver that framework without a significant, broad-based increase in capital requirements. Equally important is the avoidance of fragmentation in the global regulatory architecture as the new US administration reconsiders its participation in international regulatory forums. The best outcome would be early global agreement on unresolved issues, followed by an extended period of regulatory stability to allow familiarity and experience to be gained from what has been put in place.
We made further progress in 2016 on completing the resolution planning required of us as a global systemically important bank ('G-SIB'). This involved removing or mitigating residual constraints on the clarity of the Group's core college of regulators' approach to winding down the Group, should this ever be necessary. While clearly we do not envisage such circumstances as other than extremely remote, completion of a comprehensive resolution framework is a necessary pillar supporting HSBC's ability to continue to operate as one of the world's G-SIBs. Indeed, our strategy is built around maintaining the scale and the reach of our international network, which in 2016 again demonstrated its resilience and competitive advantages.
Tangible benefits accrue to our shareholders from the detailed work done with our regulators to demonstrate the strength of our capital position and the effectiveness of our resolution planning. Beyond supporting the maintenance of our dividend, in 2016 management's efforts created the capacity to return capital to shareholders by way of a share buy-back and demonstrated justification for a reduction in the additional capital buffer applied to HSBC as a G-SIB.

HSBC Holdings plc News Release 2016	3

Group Chairman's Statement

UK referendum on EU membership
Not a great deal has changed since we reported at the interim stage, given that the UK has still to trigger its formal exit notice and so no negotiations have taken place. We welcomed, however, the additional clarity given to the Government's position in the recent speech by the Prime Minister. The scale of the challenge of negotiating across the entire economic landscape, as well as addressing the legislative and other public policy adjustments that will be required, has become clearer. We believe there is now, as a consequence, a widely shared recognition that an implementation phase between the current position and the one that is ultimately negotiated will be necessary; we strongly endorse this view.
Since the referendum we have focused on advising clients on the implications of leaving the EU for their businesses. We have also been responding to UK Government outreach seeking guidance on which elements of the current EU-based legal and regulatory arrangements it should focus on to preserve the essential role that financial markets based in the UK play in supporting European trade and investment activity.
For our own part, we have broadly all the licences and infrastructure needed to continue to support our clients once the UK leaves the EU. This largely derives from our position in France where we are the sixth largest bank with a full range of capabilities. Current contingency planning suggests we may need to relocate some 1,000 roles from London to Paris progressively over the next two years, depending on how negotiations develop.
Board changes
We welcomed Jackson Tai to the Board on 12 September last year. Jack brings a rare combination of hands-on banking expertise, top level governance experience and a deep knowledge of Asia and China. These attributes were accumulated in a 25-year career at J.P. Morgan & Co., both in the US and in Asia, and subsequently in senior roles at DBS, the leading Singapore-based regional banking group, where Jack latterly led its regional expansion as Vice Chairman and CEO. Jack was appointed a member of the Financial System Vulnerabilities Committee and the Group Risk Committee.
At the forthcoming AGM we shall bid farewell to our two longest-serving independent directors, namely, our Senior Independent Director, Rachel Lomax, and Sam Laidlaw. Rachel during her tenure has served on the Audit, Risk and Nomination Committees, and took responsibility as the first Chair of the Conduct & Values Committee to establish its terms of reference and its agenda. Sam served on, and latterly chaired, both the Remuneration and Nomination Committees. Together, Rachel and Sam have also been leading the process to manage my own succession. Their combined knowledge of regulatory and public policy, business leadership, corporate governance and consumer issues has been invaluable to the Board. On behalf of all shareholders, I want to thank them for their dedication and commitment.
Chairman succession
In the Circular inviting shareholders to the 2016 AGM, I indicated that the process to find my own successor had been initiated with the intention of having this concluded during 2017. This process remains on track and an announcement will be made in due course.
Outlook
We have recently upgraded our forecasts for global economic growth reflecting the likelihood of a shift in US fiscal policy and a broader based cyclical recovery. As in recent years, incremental growth is expected to be driven by emerging economies in which HSBC is well represented. Risks to this central scenario, however, remain high. In particular, we highlight the threat of populism impacting policy choices in upcoming European elections, possible protectionist measures from the new US administration impacting global trade, uncertainties facing the UK and the EU as they enter Brexit negotiations, and the impact of a stronger dollar on emerging economies with high debt levels.
Countering these factors are signs of a cyclical upturn. Global purchasing manager indices are at their strongest for some time, the US economy looks robust and growth in China has held up well, defying the concerns reflected in the market retrenchment seen in the first quarter of 2016. Additionally, commodity prices have risen, reflecting optimism regarding growth in infrastructure investment as well as agreement reached to cut oil supply. These factors also imply reflation across the major economies and rising interest rates, which would benefit HSBC's conservative balance sheet structure.
However, it is fair to reflect that the upgrades to economic growth we are now forecasting are largely the partial reversal of downgrades made last year when uncertainty was elevated as a result of the unexpected political events. Forecast global growth remains slightly lower than its long-term trend with risks largely to the downside.
We enter 2017 with the restructuring of the Group essentially completed, and with a strong capital position and a conservative balance sheet. We are gaining market share in areas of importance to HSBC as others scale back and our offerings become more competitive. Much of the heavy investment in reshaping the Group to improve productivity, embrace technological change and reinforce global standards of business conduct has been made.
As ever, we owe a huge amount to our 235,000 colleagues who have delivered this change at the same time as working tirelessly to meet customers' expectations of them. On behalf of the Board, I want to thank them all for their dedication and commitment.

4	HSBC Holdings plc News Release 2016

Group Chief Executive's Review

Review by Stuart Gulliver, Group Chief Executive
The strength of our network gives us an unrivalled ability to help clients navigate complexity and uncover new opportunities.
We made good progress in 2016. The implementation of our strategic actions is well advanced and our global universal business model performed well in challenging conditions. Our reported profit before tax reflected a number of large significant items, including a write-off of all the remaining goodwill in Global Private Banking in Europe, an accounting loss on the sale of our Brazil business, and investments to achieve our cost-saving target. Our adjusted profits were broadly unchanged year-on-year following solid performances by our global businesses. These enabled us to capture market share in strategic product areas and build a platform for future growth. We delivered positive adjusted jaws in 2016.
Performance
Global Banking and Markets recovered from a sector-wide slow start to generate higher adjusted revenue than for 2015. Our Markets businesses performed well in challenging conditions, particularly in Fixed Income products. Our transaction banking businesses also grew revenue, especially Global Liquidity and Cash Management. We made market share gains in Fixed Income in Europe, and achieved our best ever league table rankings in global debt capital markets and cross-border mergers and acquisitions. HSBC was recognised as the 'World's Best Investment Bank' and 'World's Best Bank for Corporates' at the Euromoney Awards for Excellence 2016.
Commercial Banking performed well, particularly in the UK and Hong Kong, growing adjusted revenue in spite of a slow-down in global trade. Gains in Global Liquidity and Cash Management, and Credit and Lending, exceeded the reduction in trade finance revenue. Global Trade and Receivables Finance continued to capture market share in major markets including Hong Kong and Singapore, maintaining our position as the world's number one trade finance bank.
Retail Banking and Wealth Management performance was mixed. Overall adjusted revenue was down, due largely to the impact of reduced client activity in Hong Kong on our Wealth Management businesses. At the same time, strong mortgage balance growth in the UK, Hong Kong and mainland China, and higher current account and savings balances in the UK and Hong Kong, helped increase revenue in Retail Banking. These increased balances should support revenue growth in 2017 and beyond.
We have considered it appropriate to write off the remaining goodwill in the European private banking business. This goodwill relates principally to the original purchase of Safra Republic Holdings in 1999. The restructuring of Global Private Banking is now largely complete, and although Global Private Banking is now much smaller than it was three years ago, it is deliberately positioned for sustainable growth with a focus on serving the personal wealth management needs of the leadership and owners of the Group's corporate clients.
Our cost-reduction programmes continue to bring down our adjusted operating expenses. The traction that these programmes have gained in the last 18 months has enabled us to increase the amount of costs that we are able to remove from the business. We now expect to deliver annualised cost savings of around $6bn by the end of 2017, and will invest an equivalent total of around $6bn over the same time-frame in order to achieve this. These savings should more than compensate for additional investment in regulatory programmes and compliance.
We continue to make strong progress in implementing our strategic actions to improve returns and gain maximum value from our international network. We are on course to complete the majority of these actions by the end of 2017 (see pages 12 to 13), in line with our targets. Our targeted reduction of risk-weighted assets is 97% complete, and the success of our cost saving programmes means that we now expect to exceed our cost reduction target.
The turnaround of our Mexico business continues to accelerate. Improved lending and deposit balances, interest rate rises and better collaboration between businesses helped generate significantly higher profits compared with 2015. We also made significant market share gains, particularly in consumer lending.
We have continued to enhance our business in Asia-Pacific, launching our first exclusively HSBC-branded credit card in mainland China, growing assets under management and insurance new business premiums, and increasing loans in the Pearl River Delta. We also extended our leadership of the offshore renminbi bond market and achieved our best ranking for China outbound mergers and acquisitions since 2003.
We are better protected from financial crime because of the investment we have made in our Global Standards programme. Our Monitor has raised certain concerns, but we have continued to progress and our commitment remains unwavering. By the end of this year, we are on track to have our anti-money laundering and sanctions policy framework in place and to have introduced major compliance IT systems across the Group. Beyond 2017, we will continue to work to fine tune those systems and to ensure that our improvements are fully integrated into our day-to-day risk management practices.
Our strong common equity tier 1 ratio of 13.6% reinforces our ability to support the dividend, invest in the business and manage the continuing uncertain regulatory environment.
Delivering value for shareholders
In December, we completed the $2.5bn equity buy-back that we commenced at the half-year. We are also now in a position to retire more of the capital that previously supported the Brazil business. Having received the appropriate regulatory clearances, we will therefore execute a further share buy-back of up to $1bn in the first half of 2017. This will bring the total value of shares repurchased since last August to $3.5bn.
We will continue to contemplate further share buy-backs as circumstances permit, and we remain confident of sustaining the annual dividend at the current level for the foreseeable future through the long-term earnings capacity of the business.
A business fit for the future
While our strategic actions are improving our network, we are also anticipating and adapting to the social, economic and technological trends that are changing our operating environment and our customers' needs and expectations.

HSBC Holdings plc News Release 2016	5

Group Chief Executive's Review

The adoption of rapidly evolving digital technologies by our customers is arguably the most transformative force for the financial services industry. Through our global network, we are able to identify and respond to digital trends across 70 countries and territories, applying the technologies that provide the greatest benefit to our customers. We are investing $2.1bn in digital transformation in Retail Banking and Wealth Management, Commercial Banking, and Global Banking and Markets between 2015 and the end of 2020, and we have already launched innovative ways to make banking faster, easier and safer. HSBC is now the biggest financial services user of biometrics globally, and we continue to roll out voice recognition and fingerprint technology across our network. In 2016, we enhanced our internet and mobile banking platforms in several of our key markets, including the UK and Hong Kong, and launched innovation labs around the world dedicated to the application of artificial intelligence, data management and improvements in cybersecurity. These labs, together with our fintech partnerships, will help us use technology to deliver better banking for our customers.
If digital technology is mankind's greatest opportunity, preventing climate change is its greatest challenge. The Paris Agreement of December 2015 reflected a new consensus on the need to strengthen the global response to climate change. Major injections of capital are now required to finance new technologies, infrastructure and the transition of traditional industries from high to low carbon, and to cover the costs of climate adaptation. As the principal intermediaries between entrepreneurs, businesses and investors, banks have a responsibility to help direct this flow of capital. We are already working with our clients and with investors to help them allocate capital and direct finance towards lower-carbon, carbon-resilient activities, and in 2016 we established a Sustainable Financing Unit to coordinate this work across business lines. Headquartered in London, but with resources in New York and Hong Kong, this new unit will support colleagues tasked with creating and delivering innovative climate products, and help them uncover new sources of sustainable finance. We are also seeking to influence client practices and to build the data, the tools and the transparency necessary to embed understanding of climate risk into the way that markets function. In 2016, HSBC Global Research expanded its coverage of environment, social and corporate governance factors to give our clients the information they need to inform their investment decisions. This builds on the work of the world-leading HSBC Climate Change Centre for Excellence, which in 2017 celebrates 10 years of delivering market-leading information on climate policy to clients across the globe. Work is also underway to expand the Group's disclosure of non-financial data to meet the needs of shareholders and other stakeholders.
We are investing to adapt to the changing face of trade. As the world's largest trade finance bank with more than 150 years' experience at both ends of the world's busiest trade routes, we are perfectly placed to help modernise and digitise long-standing trade finance methods, many of which would still be recognisable to HSBC's founders. We are already working with a broad coalition of partners around the world to make the promise of blockchain technology a reality with regards to trade finance. HSBC has already helped develop a blockchain prototype for a letter of credit that confirms the possibility of sharing information between all parties on a private distributed ledger. In early 2017, we signed a memorandum of understanding with six other banks to make domestic and cross-border commerce easier for European SMEs using blockchain technology. We are also seeking to create ways of financing the growing services trade, which we estimate will account for a quarter of global trade by 2030. At a time when international politics threaten to increase rather than decrease the cost of trade, we will continue to invest both time and resources to find ways of making trade finance cheaper, faster, simpler and more secure for our customers.
Looking forward
We anticipate new challenges in 2017 from geopolitical developments, heightened trade barriers and regulatory uncertainty. However, the changes we have made since 2011 have equipped HSBC to manage the complexity of today's global business environment. HSBC is a strong and resilient business with a global universal business model geared to find growth opportunities in a low-growth world. If globalisation continues to retreat, as seems likely, we are in a strong position to capitalise on the regional opportunities that this will present, particularly in Asia and Europe. Most importantly, the strength of our network gives us an unrivalled ability to help our clients navigate that same complexity and overcome their own challenges, whether exploring new markets or making the transition to a low-carbon economy.

6	HSBC Holdings plc News Release 2016

Financial Review

Financial Summary

	Year ended 31 Dec
	2016	2015
	$m	$m
For the year
Profit before tax	7,112	18,867
Profit attributable to:
- ordinary shareholders of the parent company	1,299	12,572
Dividends declared on ordinary shares	10,099	9,710
At the year-end
Total shareholders' equity	175,386	188,460
Total regulatory capital	172,358	189,833
Customer accounts	1,272,386	1,289,586
Total assets	2,374,986	2,409,656
Risk-weighted assets	857,181	1,102,995
Per ordinary share	$	$
Basic earnings	0.07	0.65
Dividends1	0.51	0.50
Net asset value	7.91	8.73
Share information
Number of $0.50 ordinary shares in issue (millions)	20,192	19,685

1	Dividends per ordinary share declared in the year.
Distribution of results by global business

Adjusted profit/(loss) before tax
	Year ended 31 Dec
	2016		2015
	$m	%	$m	%
Retail Banking and Wealth Management	5,333	27.6	5,690	29.1
Commercial Banking	6,052	31.4	5,423	27.8
Global Banking and Markets	5,597	29.0	5,534	28.3
Global Private Banking	289	1.5	387	2.0
Corporate Centre	2,029	10.5	2,494	12.8
	19,300	100.0	19,528	100.0
Distribution of results by geographical region

Reported profit/(loss) before tax
	Year ended 31 Dec
	2016		2015
	$m	%	$m	%
Europe	(6,774)	(95.2)	688	3.6
Asia	13,779	193.7	15,763	83.5
Middle East and North Africa	1,503	21.1	1,492	7.9
North America	185	2.6	614	3.3
Latin America	(1,581)	(22.2)	310	1.7
Profit before tax	7,112	100.0	18,867	100.0
Tax expense	(3,666)		(3,771)
Profit for the year	3,446		15,096
Attributable to:
- ordinary shareholders of the parent company	1,299		12,572
- preference shareholders of the parent company	90		90
- other equity holders	1,090		860
- non-controlling interests	967		1,574
Profit for the year	3,446		15,096

HSBC Holdings plc News Release 2016	7

Consolidated Income Statement

Consolidated income statement
for the year ended 31 December

	2016	2015
	$m	$m
Net interest income	29,813	32,531
- interest income	42,414	47,189
- interest expense	(12,601)	(14,658)
Net fee income	12,777	14,705
- fee income	15,669	18,016
- fee expense	(2,892)	(3,311)
Net trading income	9,452	8,723
- trading income excluding net interest income	8,066	6,948
- net interest income on trading activities	1,386	1,775
Net income/(expense) from financial instruments designated at fair value	(2,666)	1,532
- changes in fair value of long-term debt and related derivatives	(3,975)	863
- net income from other financial instruments designated at fair value	1,309	669
Gains less losses from financial investments	1,385	2,068
Dividend income	95	123
Net insurance premium income	9,951	10,355
Other operating income/(expense)	(971)	1,055
Total operating income	59,836	71,092
Net insurance claims and benefits paid and movement in liabilities to policyholders	(11,870)	(11,292)
Net operating income before loan impairment charges and other credit risk provisions	47,966	59,800
Loan impairment charges and other credit risk provisions	(3,400)	(3,721)
Net operating income	44,566	56,079
Employee compensation and benefits	(18,089)	(19,900)
General and administrative expenses	(16,473)	(17,662)
Depreciation and impairment of property, plant and equipment	(1,229)	(1,269)
Amortisation and impairment of intangible assets	(777)	(937)
Goodwill impairment of Global Private Banking - Europe	(3,240)	-
Total operating expenses	(39,808)	(39,768)
Operating profit	4,758	16,311
Share of profit in associates and joint ventures	2,354	2,556
Profit before tax	7,112	18,867
Tax expense	(3,666)	(3,771)
Profit for the year	3,446	15,096
Attributable to:
- ordinary shareholders of the parent company	1,299	12,572
- preference shareholders of the parent company	90	90
- other equity holders	1,090	860
- non-controlling interests	967	1,574
Profit for the year	3,446	15,096
	$	$
Basic earnings per ordinary share	0.07	0.65
Diluted earnings per ordinary share	0.07	0.64

8	HSBC Holdings plc News Release 2016

Consolidated Statement of Comprehensive Income

Consolidated statement of comprehensive income
for the year ended 31 December

	2016	2015
	$m	$m
Profit for the year	3,446	15,096
Other comprehensive income/(expense)
Items that will be reclassified subsequently to profit or loss when specific conditions are met:
Available-for-sale investments	(299)	(3,072)
- fair value gains/(losses)	475	(1,231)
- fair value gains reclassified to the income statement	(895)	(2,437)
- amounts reclassified to the income statement in respect of impairment losses	71	127
- income taxes	50	469
Cash flow hedges	(68)	(24)
- fair value (losses)/gains	(297)	704
- fair value losses/(gains) reclassified to the income statement	195	(705)
- income taxes	34	(23)
Share of other comprehensive income/(expense) of associates and joint ventures	54	(9)
- share for the year	54	(9)
- reclassified to income statement on disposal	-	-
Exchange differences	(8,092)	(10,945)
- foreign exchange gains reclassified to income statement on disposal of a foreign operation	1,894	-
- other exchange differences	(9,791)	(11,112)
- income tax attributable to exchange differences	(195)	167
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit asset/liability	7	101
- before income taxes	(84)	130
- income taxes	91	(29)
Other comprehensive income for the year, net of tax	(8,398)	(13,949)
Total comprehensive income for the year	(4,952)	1,147
Attributable to:
- ordinary shareholders of the parent company	(6,968)	(490)
- preference shareholders of the parent company	90	90
- other equity holders	1,090	860
- non-controlling interests	836	687
Total comprehensive income for the year	(4,952)	1,147

HSBC Holdings plc News Release 2016	9

Consolidated Balance Sheet

Consolidated balance sheet
at 31 December

	2016	2015
	$m	$m
Assets
Cash and balances at central banks	128,009	98,934
Items in the course of collection from other banks	5,003	5,768
Hong Kong Government certificates of indebtedness	31,228	28,410
Trading assets	235,125	224,837
Financial assets designated at fair value	24,756	23,852
Derivatives	290,872	288,476
Loans and advances to banks	88,126	90,401
Loans and advances to customers	861,504	924,454
Reverse repurchase agreements - non-trading	160,974	146,255
Financial investments	436,797	428,955
Assets held for sale	4,389	43,900
Prepayments, accrued income and other assets	59,520	54,398
Current tax assets	1,145	1,221
Interests in associates and joint ventures	20,029	19,139
Goodwill and intangible assets	21,346	24,605
Deferred tax assets	6,163	6,051
Total assets at 31 Dec	2,374,986	2,409,656
Liabilities and equity
Liabilities
Hong Kong currency notes in circulation	31,228	28,410
Deposits by banks	59,939	54,371
Customer accounts	1,272,386	1,289,586
Repurchase agreements - non-trading	88,958	80,400
Items in the course of transmission to other banks	5,977	5,638
Trading liabilities	153,691	141,614
Financial liabilities designated at fair value	86,832	66,408
Derivatives	279,819	281,071
Debt securities in issue	65,915	88,949
Liabilities of disposal groups held for sale	2,790	36,840
Accruals, deferred income and other liabilities	41,501	38,116
Current tax liabilities	719	783
Liabilities under insurance contracts	75,273	69,938
Provisions	4,773	5,552
Deferred tax liabilities	1,623	1,760
Subordinated liabilities	20,984	22,702
Total liabilities at 31 Dec	2,192,408	2,212,138
Equity
Called up share capital	10,096	9,842
Share premium account	12,619	12,421
Other equity instruments	17,110	15,112
Other reserves	(1,234)	7,109
Retained earnings	136,795	143,976
Total shareholders' equity	175,386	188,460
Non-controlling interests	7,192	9,058
Total equity at 31 Dec	182,578	197,518
Total liabilities and equity at 31 Dec	2,374,986	2,409,656

10	HSBC Holdings plc News Release 2016

Consolidated Statement of Cash Flows

Consolidated statement of cash flows
for the year ended 31 December

		2016	2015
	Footnotes	$m	$m
Profit before tax		7,112	18,867
Adjustments for non-cash items:
Depreciation, amortisation and impairment		5,212	2,181
Net gain from investing activities		(1,215)	(1,935)
Share of profits in associates and joint ventures		(2,354)	(2,556)
(Gain)/loss on disposal of subsidiaries, businesses, associates and joint ventures		1,743	-
Loan impairment losses gross of recoveries and other credit risk provisions		4,090	4,546
Provisions including pensions		2,482	3,472
Share-based payment expense		534	757
Other non-cash items included in profit before tax		(207)	(191)
Elimination of exchange differences	1	15,364	18,308
Changes in operating assets and liabilities
Change in net trading securities and derivatives		4,395	24,384
Change in loans and advances to banks and customers		52,868	32,971
Change in reverse repurchase agreements - non-trading		(13,138)	(3,011)
Change in financial assets designated at fair value		(1,235)	2,394
Change in other assets		(6,591)	9,090
Change in deposits by banks and customer accounts		(8,918)	(65,907)
Change in repurchase agreements - non-trading		8,558	(26,481)
Change in debt securities in issue		(23,034)	960
Change in financial liabilities designated at fair value		17,802	(10,785)
Change in other liabilities		8,792	(4,549)
Dividends received from associates		689	879
Contributions paid to defined benefit plans		(726)	(664)
Tax paid		(3,264)	(3,852)
Net cash from operating activities		68,959	(1,122)
Purchase of financial investments		(457,084)	(438,376)
Proceeds from the sale and maturity of financial investments		430,085	399,636
Net cash flows from the purchase and sale of property, plant and equipment		(1,151)	(1,249)
Net cash inflow/(outflow) from disposal of customer and loan portfolios		9,194	2,023
Net investment in intangible assets		(906)	(954)
Net cash flow on disposal of subsidiaries, businesses, associates and joint ventures	2	4,802	8
Net cash from investing activities		(15,060)	(38,912)
Issue of ordinary share capital and other equity instruments		2,024	3,727
Net sales/(purchases) of own shares for market-making and investment purposes		523	331
Purchase of treasury shares		(2,510)	-
Redemption of preference shares and other equity instruments		(1,825)	(463)
Subordinated loan capital issued		2,622	3,180
Subordinated loan capital repaid		(595)	(2,157)
Dividends paid to shareholders of the parent company and non-controlling interests		(9,157)	(8,195)
Net cash from financing activities		(8,918)	(3,577)
Net increase/(decrease) in cash and cash equivalents		44,981	(43,611)
Cash and cash equivalents at 1 Jan		243,863	301,301
Exchange differences in respect of cash and cash equivalents		(14,294)	(13,827)
Cash and cash equivalents at 31 Dec		274,550	243,863
Cash and cash equivalents comprise:	3
- cash and balances at central banks		128,009	98,934
- items in the course of collection from other banks		5,003	5,768
- loans and advances to banks of one month or less		77,318	70,985
- reverse repurchase agreements with banks of one month or less		55,551	53,971
- treasury bills, other bills and certificates of deposit less than three months		14,646	19,843
- less: items in the course of transmission to other banks		(5,977)	(5,638)
		274,550	243,863
Interest received was $42,586m (2015: $47,623m; 2014: $51,522m), interest paid was $12,027m (2015: $14,559m; 2014: $15,633m) and dividends received were $475m (2015: $914m; 2014: $1,199m).

1	Adjustment to bring changes between opening and closing balance sheet amounts to average rates. This is not done on a line-by-line basis, as details cannot be determined without unreasonable expense.

2	In July 2016, we completed the disposal of the Brazilian operations resulting in net cash inflow of $4.8bn.

3	At 31 December 2016 $35,501m (2015: $33,744m) was not available for use by HSBC, of which $21,108m (2015: $21,773m) related to mandatory deposits at central banks.

HSBC Holdings plc News Release 2016	11

Consolidated Statement of Changes in Equity

Consolidated statement of changes in equity
for the year ended 31 December

	Called up share capital and share premium			Other reserves
		Other equity instruments1	Retained earnings	Available- for-sale fair value reserve	Cash flow hedging reserve	Foreign exchange reserve	Merger reserve	Total share- holders' equity	Non- controlling interests	Total equity
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2016	22,263	15,112	143,976	(189)	34	(20,044)	27,308	188,460	9,058	197,518
Profit for the year	-	-	2,479	-	-	-	-	2,479	967	3,446
Other comprehensive income(net of tax)	-	-	59	(271)	(61)	(7,994)	-	(8,267)	(131)	(8,398)
- available-for-sale investments	-	-	-	(271)	-	-	-	(271)	(28)	(299)
- cash flow hedges	-	-	-	-	(61)	-	-	(61)	(7)	(68)
- remeasurement of defined benefit asset/liability	-	-	5	-	-	-	-	5	2	7
- share of other comprehensive income of associates and joint ventures	-	-	54	-	-	-	-	54	-	54
- foreign exchange reclassified to income statement on disposal of a foreign operation	-	-	-	-	-	1,894	-	1,894	-	1,894
- exchange differences	-	-	-	-	-	(9,888)	-	(9,888)	(98)	(9,986)
Total comprehensive income for the year	-	-	2,538	(271)	(61)	(7,994)	-	(5,788)	836	(4,952)
Shares issued under employee remuneration and share plans	452	-	(425)	-	-	-	-	27	-	27
Shares issued in lieu of dividends and amounts arising thereon	-	-	3,040	-	-	-	-	3,040	-	3,040
Net increase in treasury shares	-	-	(2,510)	-	-	-	-	(2,510)	-	(2,510)
Capital securities issued	-	1,998	-	-	-	-	-	1,998	-	1,998
Dividends to shareholders	-	-	(11,279)	-	-	-	-	(11,279)	(919)	(12,198)
Cost of share-based payment arrangements	-	-	534	-	-	-	-	534	-	534
Other movements	-	-	921	(17)	-	-	-	904	(1,783)	(879)
At 31 Dec 2016	22,715	17,110	136,795	(477)	(27)	(28,038)	27,308	175,386	7,192	182,578

At 1 Jan 2015	21,527	11,532	137,144	2,143	58	(9,265)	27,308	190,447	9,531	199,978
Profit for the year	-	-	13,522	-	-	-	-	13,522	1,574	15,096
Other comprehensive income(net of tax)	-	-	73	(2,332)	(24)	(10,779)	-	(13,062)	(887)	(13,949)
- available-for-sale investments	-	-	-	(2,332)	-	-	-	(2,332)	(740)	(3,072)
- cash flow hedges	-	-	-	-	(24)	-	-	(24)	-	(24)
- remeasurement of defined benefit asset/liability	-	-	82	-	-	-	-	82	19	101
- share of other comprehensive income of associates and joint ventures	-	-	(9)	-	-	-	-	(9)	-	(9)
- exchange differences	-	-	-	-	-	(10,779)	-	(10,779)	(166)	(10,945)
Total comprehensive income forthe year	-	-	13,595	(2,332)	(24)	(10,779)	-	460	687	1,147
Shares issued under employee remuneration and share plans	736	-	(589)	-	-	-	-	147	-	147
Shares issued in lieu of dividends and amounts arising thereon	-	-	3,162	-	-	-	-	3,162	-	3,162
Capital securities issued	-	3,580	-	-	-	-	-	3,580	-	3,580
Dividends to shareholders	-	-	(10,660)	-	-	-	-	(10,660)	(697)	(11,357)
Cost of share-based payment arrangements	-	-	757	-	-	-	-	757	-	757
Other movements	-	-	567	-	-	-	-	567	(463)	104
At 31 Dec 2015	22,263	15,112	143,976	(189)	34	(20,044)	27,308	188,460	9,058	197,518

1
During 2016, HSBC Holdings issued $2,000m of Perpetual Subordinated Contingent Convertible Capital Securities, on which there were $6m of external issuance costs, and $4m of tax. In 2015, HSBC Holdings issued $2,450m and €1,000m of Perpetual Subordinated Contingent Convertible Capital Securities, on which there were $12m of external issuance costs, $25m of intra-group issuance costs and $19m of tax. In 2014, HSBC Holdings issued $2,250m, $1,500m and €1,500m of Perpetual Subordinated Contingent Convertible Capital Securities, on which there were $13m of external issuance costs and $33m of intra-group issuance costs. Under IFRSs these issuance costs and tax benefits are classified as equity.

12	HSBC Holdings plc News Release 2016

Additional Information

1 Basis of preparation and significant accounting policies
The basis of preparation and summary of significant accounting policies applicable to the consolidated financial statements of HSBC and the separate financial statements of HSBC Holdings can be found in Note 1, or the relevant Note, in the Financial Statements in the Annual Report and Accounts 2016.

(a)	Compliance with International Financial Reporting Standards
The consolidated financial statements of HSBC and the separate financial statements of HSBC Holdings have been prepared in accordance with IFRSs as issued by the IASB, including interpretations ('IFRICS') issued by the IFRS Interpretations Committee, and as endorsed by the European Union ('EU'). At 31 December 2016, there were no unendorsed standards effective for the year ended 31 December 2016 affecting these consolidated and separate financial statements and HSBC's application of IFRS results in no differences between IFRSs as issued by the IASB and IFRS as endorsed by the EU.
Standards adopted during the year ended 31 December 2016
There were no new standards applied during the year ended 31 December 2016.
The requirements of IFRS 9 'Financial Instruments' relating to the presentation of gains and losses on financial liabilities designated at fair value were adopted in the separate financial statements of HSBC Holdings. As a result, the effects of changes in those liabilities' credit risk is presented in other comprehensive income with the remaining effect presented in profit or loss. In accordance with the transitional requirements of IFRS 9, comparatives have not been restated. Adoption increased profit before tax by $896m with the opposite effect on other comprehensive income, with no effect on net assets.
During 2016, HSBC adopted a number of interpretations and amendments to standards which had an insignificant effect on the consolidated financial statements of HSBC and the separate financial statements of HSBC Holdings.

(b)	Differences between IFRSs and Hong Kong Financial Reporting Standards
There are no significant differences between IFRSs and Hong Kong Financial Reporting Standards in terms of their application to HSBC and consequently there would be no significant differences had the financial statements been prepared in accordance with Hong Kong Financial Reporting Standards. The Notes on the Financial Statements, taken together with the Report of the Directors, include the aggregate of all disclosures necessary to satisfy IFRSs and Hong Kong reporting requirements.

(c)	Going concern
The financial statements are prepared on a going concern basis, as the Directors are satisfied that the Group and parent company have the resources to continue in business for the foreseeable future. In making this assessment, the Directors have considered a wide range of information relating to present and future conditions, including future projections of profitability, cash flows and capital resources.

2 Tax

Tax expense
	2016	2015	2014
	$m	$m	$m
Current tax1	3,669	3,797	3,950
- for this year	3,525	3,882	4,477
- adjustments in respect of prior years	144	(85)	(527)
Deferred tax	(3)	(26)	25
- origination and reversal of temporary differences	(111)	(153)	(477)
- effect of changes in tax rates	(4)	110	83
- adjustments in respect of prior years	112	17	419
Year ended 31 Dec	3,666	3,771	3,975

1
Current tax included Hong Kong profits tax of $1,118m (2015:$1,294m; 2014: $1,135m). The Hong Kong tax rate applying to the profits of subsidiaries assessable in Hong Kong was 16.5% (2015:16.5%; 2014: 16.5%).

HSBC Holdings plc News Release 2016	13

Additional Information

Tax reconciliation
The tax charged to the income statement differs from the tax charge that would apply if all profits had been taxed at the UK corporation tax rate as follows:

	2016		2015		2014
	$m	%	$m	%	$m	%
Profit before tax	7,112		18,867		18,680
Tax expense
Taxation at UK corporation tax rate of 20.0% (2015: 20.25%; 2014: 21.5%)	1,422	20.0	3,821	20.25	4,016	21.50
Impact of differently taxed overseas profits in overseas locations	43	0.6	71	0.4	33	0.2
Items increasing tax charge in 2016 not in 2015:
- non-deductible goodwill write-down	648	9.1	-	-	-	-
- non-deductible loss and taxes suffered on Brazil disposal	464	6.5	-	-	-	-
- UK tax losses not recognised	305	4.3	-	-	-	-
- adjustments in respect of prior period liabilities	256	3.6	(68)	(0.4)	(108)	(0.6)
- UK Banking Surcharge	199	2.8	-	-	-	-
- non-UK tax losses not recognised	147	2.1	-	-	-	-
Other items increasing tax charge in 2016:
- local taxes and overseas withholding taxes	434	6.1	416	2.2	434	2.3
- other permanent disallowables	438	6.2	421	2.2	476	2.5
- bank levy	170	2.4	286	1.5	229	1.2
- non-deductible UK customer compensation	162	2.3	87	0.5	-	-
- other items	-	-	(116)	(0.6)	(22)	(0.1)
- non-deductible regulatory settlements	20	0.3	184	1.0	264	1.4
Items reducing tax charge in 2016:
- non-taxable income and gains	(577)	(8.1)	(501)	(2.7)	(668)	(3.5)
- effect of profits in associates and joint ventures	(461)	(6.5)	(508)	(2.7)	(547)	(2.9)
- change in tax rates	(4)	(0.1)	110	0.6	22	0.1
Non-taxable income and gains - Industrial Bank	-	-	(227)	(1.2)	-	-
US deferred tax temporary differences previously not recognised	-	-	(184)	(1.0)	(154)	(0.8)
Other deferred tax temporary differences previously not recognised	-	-	(21)	(0.1)	-	-
Year ended 31 Dec	3,666	51.6	3,771	20.0	3,975	21.3
The Group's profits are taxed at different rates depending on the country in which the profits arise. The key applicable tax rates include Hong Kong (16.5%), USA (35%) and UK (20%). If the Group's profits were taxed at the statutory rates of the countries in which the profits arise then the tax rate for the year would have been 20.6% (2015: 20.65%). The effective tax rate for the year was 51.6% (2015: 20%) and was significantly higher than 2015 due to the non-deductible goodwill write-down and loss on disposal of Brazil, tax losses not recognised, adjustments in respect of prior periods and the 8% UK banking surcharge, which became applicable from 1 January 2016.
Accounting for taxes involves some estimation because the tax law is uncertain and its application requires a degree of judgement, which authorities may dispute. Liabilities are recognised based on best estimates of the probable outcome, taking into account external advice where appropriate. We do not expect significant liabilities to arise in excess of the amounts provided. HSBC only recognises current and deferred tax assets where recovery is probable.

14	HSBC Holdings plc News Release 2016

Additional Information

Movement of deferred tax assets and liabilities
		Loan impairment provisions	Unused tax losses and tax credits	Derivatives, FVOD1 and other investments	Insurance business	Expense provisions	Other	Total
	Footnotes	$m	$m	$m	$m	$m	$m	$m
Assets		1,351	1,388	1,400	-	1,271	1,050	6,460
Liabilities		-	-	(230)	(1,056)	-	(883)	(2,169)
At 1 Jan 2016		1,351	1,388	1,170	(1,056)	1,271	167	4,291
Income statement	3	(279)	876	18	(123)	(370)	(314)	(192)
Other comprehensive income		-	-	28	-	-	259	287
Equity		-	-	-	-	-	20	20
Foreign exchange and other adjustments		(122)	(52)	(49)	9	(8)	356	134
At 31 Dec 2016		950	2,212	1,167	(1,170)	893	488	4,540
Assets	2	950	2,212	1,441	-	893	1,857	7,353
Liabilities	2	-	-	(274)	(1,170)	-	(1,369)	(2,813)

Assets		2,264	1,332	1,764	-	1,244	836	7,440
Liabilities		-	-	(233)	(861)	-	(759)	(1,853)
At 1 Jan 2015		2,264	1,332	1,531	(861)	1,244	77	5,587
Income statement		45	379	(557)	(143)	418	(116)	26
Other comprehensive income		-	-	22	-	156	321	499
Reclassification to 'Assets held for sale'		(673)	(186)	76	87	(386)	(136)	(1,218)
Equity		-	-	-	-	-	4	4
Foreign exchange and other adjustments		(285)	(137)	98	(139)	(161)	17	(607)
At 31 Dec 2015		1,351	1,388	1,170	(1,056)	1,271	167	4,291
Assets	2	1,351	1,388	1,400	-	1,271	1,050	6,460
Liabilities	2	-	-	(230)	(1,056)	-	(883)	(2,169)

1	Fair value of own debt.

2
After netting off balances within countries, the balances as disclosed in the accounts are as follows: deferred tax assets $6,163m (2015: $6,051m); and deferred tax liabilities $1,623m (2015: $1,760m).

3	Excludes tax credit of $195m relating to deferred tax balances in Brazil, which were included within assets held for sale prior to disposal.
In applying judgement in recognising deferred tax assets, management has critically assessed all available information, including future business profit projections and the track record of meeting forecasts.
The net deferred tax asset of $4.5bn (2015: $4.3bn) includes $4.8bn (2015: $4.5bn) deferred tax assets relating to the US, of which $2bn deferred tax asset relates to US tax losses that expire in 16-20 years. Management expects the US deferred tax asset to be substantially recovered in six to seven years, with the majority recovered in the first five years. The most recent financial forecasts approved by management cover a five year period and the forecasts have been extrapolated beyond five years by assuming that performance remains constant after the fifth year. The forecasts also include additional tax losses in 2017 - these losses expire in 2037 and are expected to be utilised by 2023.
The US reported a loss for the current period, mainly due to the Household International class action litigation settlement. Excluding the Household International class action settlement the US would have reported a profit for the current year. In addition, the US reported a profit in 2014 and 2015. Management does not expect the current year loss to adversely impact future deferred tax asset recovery to a significant extent.
The US deferred tax asset has been calculated using the current federal tax rate of 35%. Any possible future reduction of the US federal tax rate from 35% would reduce the value of the US deferred tax assets and create a tax charge in the period in which any change in the tax rate is enacted. This tax charge should be ultimately offset by the benefit of reduced US tax charges in future years.
Unrecognised deferred tax
The amount of gross temporary differences, unused tax losses and tax credits for which no deferred tax asset is recognised in the balance sheet was $18.2bn (2015: $15.5bn). These amounts included unused state losses arising in the Group's US operations of $12.3bn (2015: $11.3bn). Of the total amounts unrecognised, $4.9bn (2015: $3.1bn) had no expiry date, $1.0bn (2015: $0.9bn) was scheduled to expire within 10 years and the remaining balance is expected to expire after 10 years.
Deferred tax is not recognised in respect of the Group's investments in subsidiaries and branches where HSBC is able to control the timing of remittance or other realisation and where remittance or realisation is not probable in the foreseeable future. The aggregate temporary differences relating to unrecognised deferred tax liabilities arising on investments in subsidiaries and branches is $10.6bn (2015: $9.1bn) and the corresponding unrecognised deferred tax liability is $0.7bn (2015: $0.6bn).

HSBC Holdings plc News Release 2016	15

Additional Information

3 Dividends

Dividends to shareholders of the parent company
	2016			2015			2014
	Per share	Total	Settled in scrip	Per share	Total	Settled in scrip	Per share	Total	Settled in scrip
	$	$m	$m	$	$m	$m	$	$m	$m
Dividends paid on ordinary shares
In respect of previous year:
- fourth interim dividend	0.21	4,137	408	0.20	3,845	2,011	0.19	3,582	1,827
In respect of current year:
- first interim dividend	0.10	1,981	703	0.10	1,951	231	0.10	1,906	284
- second interim dividend	0.10	1,991	994	0.10	1,956	160	0.10	1,914	372
- third interim dividend	0.10	1,990	935	0.10	1,958	760	0.10	1,918	226
Total	0.51	10,099	3,040	0.50	9,710	3,162	0.49	9,320	2,709
Total dividends on preference shares classified as equity (paid quarterly)	62.00	90		62.00	90		62.00	90
On 17 January 2017, HSBC paid a coupon on its $2,200m subordinated capital securities of $0.508 per security, a distribution of $45m. On 17 January 2017, HSBC paid a coupon on its $1,500m subordinated contingent convertible securities of $28.125 per security, a distribution of $42m. No liability was recorded in the balance sheet at 31 December 2016 in respect of these coupon payments.
The reserves available for distribution at 31 December 2016 were $42bn.
Fourth interim dividend for 2016 on ordinary shares
After the end of the year, the Directors declared a fourth interim dividend in respect of the financial year ended 31 December 2016 of $0.21 per ordinary share, a distribution of approximately $4,172m. The fourth interim dividend will be payable on 6 April 2017 to holders on the Principal Register in the UK, the Hong Kong Overseas Branch register or the Bermuda Overseas Branch register on 24 February 2017. As the dividend was declared after the balance sheet date, no liability has been recorded in the financial statements in respect of the fourth interim dividend for 2016.
The dividend will be payable in US dollars, sterling or Hong Kong dollars, or a combination of these currencies, at the forward exchange rates quoted by HSBC Bank plc in London at or about 11.00am on 27 March 2017. A scrip dividend will also be offered. Particulars of these arrangements will be sent to shareholders on or about 8 March 2017 and elections must be received by 23 March 2017.
The dividend will be payable on ordinary shares held through Euroclear France, the settlement and central depository system for Euronext Paris, on 6 April 2017 to holders of record on 24 February 2017. The dividend will be payable by Euroclear France in euros, at the forward exchange rate quoted by HSBC France on 27 March 2017, or as a scrip dividend. Particulars of these arrangements will be announced through Euronext Paris on 24 February 2017, 3 March 2017 and 27 March 2017.
The dividend will be payable on American Depositary Shares ('ADS'), each of which represents five ordinary shares, on 6 April 2017 to holders of record on 24 February 2017. The dividend of $1.05 per ADS will be payable by the depositary in US dollars or as a scrip dividend of new ADSs. Elections must be received by the depository on or before 17 March 2017.
Alternatively, the cash dividend may be invested in additional ADSs by participants in the dividend reinvestment plan operated by the depositary.
Ordinary shares will be quoted ex-dividend in London, Hong Kong, Paris and Bermuda on 23 February 2017. The ADSs will be quoted ex dividend in New York on 22 February 2017.
Any person who has acquired ordinary shares registered on the Principal Register in the United Kingdom, the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register but who has not lodged the share transfer with the Principal Registrar, Hong Kong or Bermuda Overseas Branch registrar should do so before 4.00pm local time on 24 February 2017 in order to receive the dividend.
Ordinary shares may not be removed from or transferred to the Principal Register in the United Kingdom, the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register on 24 February 2017. Any person wishing to remove ordinary shares to or from each register must do so before 4.00pm local time on 23 February 2017.
Transfer of ADSs must be lodged with the depository by 11.00am on 24 February 2017 to receive the dividend.

16	HSBC Holdings plc News Release 2016

Additional Information

4 Earnings per share

Profit attributable to ordinary shareholders of the parent company
	2016	2015
	$m	$m
Profit attributable to shareholders of the parent company	2,479	13,522
Dividend payable on preference shares classified as equity	(90)	(90)
Coupon payable on capital securities classified as equity	(1,090)	(860)
Year ended 31 Dec	1,299	12,572

Basic and diluted earnings per share
		2016			2015
		Profit	Number of shares	Per share	Profit	Number of shares	Per share
	Footnotes	$m	(millions)	$	$m	(millions)	$
Basic	1	1,299	19,753	0.07	12,572	19,380	0.65
Effect of dilutive potential ordinary shares			92			137
Diluted	1	1,299	19,845	0.07	12,572	19,517	0.64

1	Weighted average number of ordinary shares outstanding (basic) or assuming dilution (diluted).
The weighted average number of dilutive potential ordinary shares excludes 10m employee share options that were anti-dilutive (2015: 7m).

5 Loan impairment charges and other credit risk provisions

	2016	2015
	$m	$m
New allowances net of allowance releases	3,977	4,400
Recoveries of amounts previously written off	(627)	(808)
Loan impairment charges:	3,350	3,592
- individually assessed allowances	1,831	1,505
- collectively assessed allowances	1,519	2,087
Releases of impairment on available-for-sale debt securities	(63)	(17)
Other credit risk provisions	113	146
Year ended 31 Dec	3,400	3,721
Impairment charges on loans and advances to customers as a percentage ofaverage gross loans and advances to customers	0.39%	0.39%

6 Segmental analysis
The Group Chief Executive as supported by the GMB is considered to be the CODM for the purposes of identifying the Group's reportable segments.
They review operating activity on a number of bases, including by global business and geographical region. While in 2015 we considered the reportable segments to be the geographical regions, over time the focus of internal management reporting provided to the GMB and CODM has moved towards global business. The shift in internal reporting was further augmented in 2016 to include financial information and metrics on the consumption of, and returns on, capital by global business to support the GMB assessment of business performance and the allocation of capital resources. As a result global business is now the most prominent view used by management to allocate resources and assess performance, and is considered to be the Group's reportable segment.
In addition, we made the following realignments within our internal reporting to the GMB and CODM:

●
Creation of a Corporate Centre: Certain functions were combined to create a Corporate Centre. These include Balance Sheet Management, legacy businesses and interests in associates and joint ventures. The Corporate Centre also includes the results of our financing operations, central support costs with associated recoveries and the UK bank levy, previously reported within Other.

●
Reallocation of Head Office costs: We have reviewed central costs previously reported in Other and reallocated them to the global businesses where appropriate. Residual costs are reported within the Corporate Centre.

●
Customer realignment: We conducted a number of internal reviews aligning customer requirements to those global businesses best suited to service their respective needs, resulting in the transfer of a portfolio of customers from CMB to GB&M and the transfer of certain policyholders in Asia from CMB to RBWM during the year.

Comparative data have been represented accordingly.
In addition, geographical comparative data for Europe and Middle East and North Africa have been re-presented to reflect the management oversight provided by our Middle East and North Africa region following the management services agreement entered between HSBC Bank plc and HSBC Bank Middle East Limited in 2016 in respect of HSBC Bank A.S. (Turkey).

HSBC Holdings plc News Release 2016	17

Additional Information

Analysis of adjusted results by global business

HSBC profit/(loss) before tax and balance sheet data
		2016
		Retail Banking and Wealth Management	Commercial Banking	Global Banking and Markets	Global Private Banking	Corporate Centre	Total
	Footnotes	$m	$m	$m	$m	$m	$m
Profit before tax
Net interest income		13,198	8,689	4,923	809	1,243	28,862
Net fee income/(expense)		4,839	3,627	3,392	749	(63)	12,544
Net trading income	1	435	447	6,327	183	2,542	9,934
Other income/(expenses)	2	453	124	277	16	(2,057)	(1,187)
Net operating income before loan impairment charges and other credit risk provisions	3	18,925	12,887	14,919	1,757	1,665	50,153
- external		16,319	12,953	17,798	1,498	1,585	50,153
- inter-segment		2,606	(66)	(2,879)	259	80	-
Loan impairment (charges)/recoveries and other credit risk provisions		(1,171)	(1,000)	(457)	1	(25)	(2,652)
Net operating income		17,754	11,887	14,462	1,758	1,640	47,501
Total operating expenses		(12,441)	(5,835)	(8,865)	(1,469)	(1,946)	(30,556)
Operating profit/(loss)		5,313	6,052	5,597	289	(306)	16,945
Share of profit in associates and joint ventures		20	-	-	-	2,335	2,355
Adjusted profit before tax		5,333	6,052	5,597	289	2,029	19,300
		%	%	%	%	%	%
Share of HSBC's adjusted profit before tax		27.6	31.4	29.0	1.5	10.5	100.0
Adjusted cost efficiency ratio		65.7	45.3	59.4	83.6	116.9	60.9
Adjusted balance sheet data		$m	$m	$m	$m	$m	$m
Loans and advances to customers (net)		306,056	281,930	225,855	35,456	12,207	861,504
Interests in associates and joint ventures		395	-	-	-	19,634	20,029
Total external assets		413,287	306,256	925,187	41,459	688,797	2,374,986
Customer accounts		590,502	341,729	256,095	69,850	14,210	1,272,386
Adjusted risk-weighted assets (unaudited)	4	111,899	274,893	299,629	15,213	150,327	851,961

18	HSBC Holdings plc News Release 2016

Additional Information

HSBC profit/(loss) before tax and balance sheet data (continued)
		20155
		Retail Banking and Wealth Management	Commercial Banking	Global Banking and Markets	Global Private Banking	Corporate Centre	Total
		$m	$m	$m	$m	$m	$m
Profit before tax
Net interest income		12,579	8,461	4,514	824	2,241	28,619
Net fee income/(expense)		5,545	3,739	3,500	933	(119)	13,598
Net trading income	1	443	462	6,175	204	655	7,939
Other income	2	675	91	377	4	116	1,263
Net operating income before loan impairment charges and other credit risk provisions	3	19,242	12,753	14,566	1,965	2,893	51,419
- external		16,763	12,863	17,055	1,690	3,048	51,419
- inter-segment		2,479	(110)	(2,489)	275	(155)	-
Loan impairment charges and other credit risk provisions		(1,060)	(1,434)	(74)	(11)	(25)	(2,604)
Net operating income		18,182	11,319	14,492	1,954	2,868	48,815
Total operating expenses		(12,514)	(5,896)	(8,958)	(1,567)	(2,795)	(31,730)
Operating profit		5,668	5,423	5,534	387	73	17,085
Share of profit in associates and joint ventures		22	-	-	-	2,421	2,443
Adjusted profit before tax		5,690	5,423	5,534	387	2,494	19,528
		%	%	%	%	%	%
Share of HSBC's adjusted profit before tax		29.1	27.8	28.3	2.0	12.8	100.0
Adjusted cost efficiency ratio		65.0	46.2	61.5	79.7	96.6	61.7
Adjusted balance sheet data		$m	$m	$m	$m	$m	$m
Loans and advances to customers (net)		296,607	269,758	231,215	41,161	23,451	862,192
Interests in associates and joint ventures		393	-	-	-	18,080	18,473
Total external assets		399,866	296,380	842,437	49,241	625,813	2,213,737
Customer accounts		548,835	327,285	240,971	78,318	13,337	1,208,746
Adjusted risk-weighted assets (unaudited)	4	113,268	270,915	308,189	17,121	305,691	1,015,184

1
Net interest income includes the cost of internally funding trading assets, while the related revenues are reported in net trading income. In our global business results, the total cost of funding trading assets is included within Corporate Centre net trading income as an interest expense. In the statutory presentation, internal interest income and expense are eliminated.

2
Other income in this context comprises where applicable net income/expense from other financial instruments designated at fair value, gains less losses from financial investments, dividend income, net insurance premium income and other operating income less net insurance claims and benefits paid and movement in liabilities to policyholders.

3	Net operating income before loan impairment charges and other credit risk provisions, also referred to as revenue.

4	Adjusted RWAs are calculated using reported RWAs adjusted for the effects of currency translation differences and significant items.

5	Restated for change in reportable segments explained on page 44 of the Annual Report and Accounts 2016.

HSBC Holdings plc News Release 2016	19

Additional Information

7 Reconciliation of reported and adjusted items

		2016	2015
	Footnotes	$m	$m
Revenue1
Reported		47,966	59,800
Currency translation			(3,001)
Significant items		2,187	(5,380)
- debit valuation adjustment on derivative contracts		(26)	(230)
- fair value movements on non-qualifying hedges	2	687	327
- gain on disposal of our membership interest in Visa - Europe		(584)	-
- gain on disposal of our membership interest in Visa - US		(116)	-
- gain on the partial sale of shareholding in Industrial Bank		-	(1,372)
- own credit spread	3	1,792	(1,002)
- portfolio disposals		163	214
- (releases)/provisions arising from the ongoing review of compliance with the UK Consumer Credit Act		(2)	10
- loss and trading results from disposed-of operations in Brazil		273	(3,327)
Adjusted		50,153	51,419
Loan impairment charges and other credit risk provisions ('LICs')
Reported		(3,400)	(3,721)
Currency translation			184
Significant items		748	933
- trading results from disposed-of operations in Brazil		748	933
Adjusted		(2,652)	(2,604)
Operating expenses
Reported		(39,808)	(39,768)
Currency translation			2,091
Significant items		9,252	5,947
- costs associated with portfolio disposals		28	-
- costs to achieve		3,118	908
- costs to establish UK ring-fenced bank		223	89
- impairment of GPB - Europe goodwill		3,240	-
- regulatory provisions in GPB		344	172
- restructuring and other related costs		-	117
- settlements and provisions in connection with legal matters		681	1,649
- UK customer redress programmes		559	541
- trading results from disposed-of operations in Brazil		1,059	2,471
Adjusted		(30,556)	(31,730)
Share of profit in associates and joint ventures
Reported		2,354	2,556
Currency translation			(114)
Significant items		1	1
- trading results from disposed-of operations in Brazil		1	1
Adjusted		2,355	2,443
Profit before tax
Reported		7,112	18,867
Currency translation			(840)
Significant items		12,188	1,501
- revenue		2,187	(5,380)
- loan impairment charges and other credit risk provisions		748	933
- operating expenses		9,252	5,947
- share of profit in associates and joint ventures		1	1
Adjusted		19,300	19,528

1	Net operating income before loan impairment charges and other credit risk provisions, also referred to as revenue.

2	Excludes items where there are substantial offsets in the income statement for the same year.

3
'Own credit spread' includes the fair value movements on our long-term debt attributable to credit spread where the net result of such movements will be zero upon maturity of the debt. This does not include fair value changes due to own credit risk in respect of trading liabilities or derivative liabilities.

20	HSBC Holdings plc News Release 2016

Additional Information

8 Contingent liabilities, contractual commitments and guarantees

	2016	2015
	$m	$m
Guarantees and other contingent liabilities:
- financial guarantees and similar contracts	37,072	46,116
- other guarantees	44,394	39,739
- other contingent liabilities	553	490
At 31 Dec	82,019	86,345
Commitments:
- documentary credits and short-term trade-related transactions	9,190	10,168
- forward asset purchases and forward deposits placed	5,386	981
- standby facilities, credit lines and other commitments to lend	641,267	655,281
At 31 Dec	655,843	666,430
The above table discloses the nominal principal amounts, which represents the maximum amounts at risk should the contracts be fully drawn upon and clients default. As a significant portion of guarantees and commitments is expected to expire without being drawn upon, the total of the nominal principal amounts is not indicative of future liquidity requirements.
Approximately half the guarantees have a term of less than one year, while guarantees with terms of more than one year are subject to HSBC's annual credit review process.
Contingent liabilities arising from legal proceedings, regulatory and other matters against Group companies are disclosed in Notes 27 and 35 of the Annual Report and Accounts 2016.
Financial Services Compensation Scheme
The Financial Services Compensation Scheme ('FSCS') has provided compensation to consumers following the collapse of a number of deposit takers. The compensation paid out to consumers is currently funded through loans from HM Treasury, which at 31 December 2016 stood at approximately £15.7bn ($19.3bn). The Group could be liable to pay a proportion of the outstanding amount that the FSCS has borrowed from HM Treasury. The ultimate FSCS levy to the industry as a result of the collapses cannot currently be estimated reliably as it is dependent on various uncertain factors including the potential recoveries of assets by the FSCS and changes in the level of protected deposits and the population of FSCS members at the time.
Associates
HSBC's share of associates' contingent liabilities amounted to $35.3bn at 31 December 2016 (2015: $39.2bn). No matters arose where HSBC was severally liable.

9 Legal proceedings and regulatory matters
HSBC is party to legal proceedings and regulatory matters in a number of jurisdictions arising out of its normal business operations. Apart from the matters described below, HSBC considers that none of these matters are material. The recognition of provisions is determined in accordance with the accounting policies set out in Note 1. While the outcome of legal proceedings and regulatory matters is inherently uncertain, management believes that, based on the information available to it, appropriate provisions have been made in respect of these matters as at 31 December 2016 (see Note 27 of the Annual Report and Accounts 2016). Where an individual provision is material, the fact that a provision has been made is stated and quantified, except to the extent doing so would be seriously prejudicial. Any provision recognised does not constitute an admission of wrongdoing or legal liability. It is not practicable to provide an aggregate estimate of potential liability for our legal proceedings and regulatory matters as a class of contingent liabilities.
Securities litigation
Household International, Inc. ('Household International') and certain former officers were named as defendants in a securities class action lawsuit, Jaffe v. Household International, Inc., et al., filed in the US District Court for the Northern District of Illinois (the 'Illinois District Court') in August 2002. The complaint asserted claims under the US Securities Exchange Act and alleged that the defendants knowingly or recklessly made false and misleading statements of material fact relating to Household International's Consumer Lending operations (some of which ultimately led to a 2002 settlement with 46 states and the District of Columbia) and certain accounting practices, as evidenced by an August 2002 restatement of previously reported consolidated financial statements. A class was certified on behalf of all persons who acquired and disposed of Household International common stock between July 1999 and October 2002. In April 2009, a jury trial was decided partly in favour of the plaintiffs and, in October 2013, the Illinois District Court entered a partial final judgment against the defendants in the amount of approximately $2.5bn (including pre-judgment interest). The defendants appealed the partial final judgment and, in May 2015, the US Court of Appeals for the Seventh Circuit reversed the partial final judgment of the Illinois District Court and remanded the case for a new trial on loss causation.
In June 2016, HSBC reached an agreement to pay $1.6bn to settle all claims. Final court approval of the settlement and a final court order of dismissal with prejudice was granted in November 2016.
Bernard L. Madoff Investment Securities LLC
Bernard L. Madoff ('Madoff') was arrested in December 2008 and later pleaded guilty to running a Ponzi scheme. His firm, Bernard L. Madoff Investment Securities LLC ('Madoff Securities'), is being liquidated in the US by a trustee (the 'Trustee').
Various non-US HSBC companies provided custodial, administration and similar services to a number of funds incorporated outside the US whose assets were invested with Madoff Securities. Based on information provided by Madoff Securities, as at 30 November 2008, the purported aggregate value of these funds was $8.4bn, including fictitious profits reported by Madoff.

HSBC Holdings plc News Release 2016	21

Additional Information

Based on information available to HSBC, the funds' actual transfers to Madoff Securities minus their actual withdrawals from Madoff Securities during the time HSBC serviced the funds are estimated to have totalled approximately $4bn. Various HSBC companies have been named as defendants in lawsuits arising out of Madoff Securities' fraud.
US/UK litigation: The Trustee has brought lawsuits against various HSBC companies in the US Bankruptcy Court and in the English High Court, seeking recovery of transfers from Madoff Securities to HSBC in an amount not yet pleaded or determined. HSBC and other parties to the action have moved to dismiss the Trustee's US actions. The US Bankruptcy Court granted HSBC's motion to dismiss with respect to certain of the Trustee's claims in November 2016, though this ruling is subject to appeal.
The deadline by which the Trustee must serve HSBC with his English action has been extended to September 2017 for UK-based defendants and November 2017 for all other defendants.
Alpha Prime Fund Ltd ('Alpha Prime') and Senator Fund SPC ('Senator'), co-defendants in one of the Trustee's US actions, have each brought cross-claims against certain HSBC defendants. In December 2016, the US Bankruptcy Court granted HSBC's motion to dismiss the cross-claims and Alpha Prime and Senator's failure to appeal renders the court's ruling final.
Fairfield Sentry Limited, Fairfield Sigma Limited and Fairfield Lambda Limited (together, 'Fairfield') (in liquidation since July 2009) have brought lawsuits in the US and the British Virgin Islands ('BVI') against fund shareholders, including HSBC companies that acted as nominees for clients, seeking restitution of redemption payments. In October 2016, the liquidators for Fairfield ('Fairfield Liquidators') filed a motion seeking leave to amend their complaints in the US Bankruptcy Court. Briefing on the defendants' opposition to the Liquidators' motion and the defendants' own motion to dismiss is underway. In January 2017, the defendants filed their consolidated motion to dismiss and opposition to the Fairfield Liquidators' motion seeking leave to amend.
In December 2014, three additional actions were filed in the US. A purported class of direct investors in Madoff Securities asserted common law claims against various HSBC companies in the United States District Court for the Southern District of New York (the 'New York District Court'). In September 2016, the New York District Court granted HSBC's motion to dismiss this action and the plaintiffs' failure to appeal renders the court's ruling final. Two investors in Hermes International Fund Limited ('Hermes') also asserted common law claims against various HSBC companies in the New York District Court. HSBC's motion to dismiss this action remains pending. In addition, SPV Optimal SUS Ltd ('SPV OSUS'), the purported assignee of the Madoff-invested company, Optimal Strategic US Equity Ltd ('Optimal'), filed a lawsuit in New York state court against various HSBC companies and others, seeking damages on various alleged grounds, including breach of fiduciary duty and breach of trust. This action has been stayed pending the issuance of a potentially dispositive decision in an action initiated by Optimal regarding the validity of the assignment of its claims to SPV OSUS.
BVI litigation: Beginning in October 2009, the Fairfield Liquidators commenced lawsuits against fund shareholders, including HSBC companies that acted as nominees for clients, seeking recovery of redemption payments. In March 2016, the BVI court denied a motion brought by certain non-HSBC defendants challenging the Fairfield Liquidators' authorisation to pursue their US claims, which those defendants have appealed. In August 2016, the Fairfield Liquidators voluntarily discontinued their actions against the HSBC defendants.
Bermuda litigation: In January 2009, Kingate Global Fund Limited and Kingate Euro Fund Limited (together, 'Kingate') brought an action against HSBC Bank Bermuda Limited ('HBBM') for recovery of funds held in Kingate's accounts, fees and dividends. This action is pending, but is not expected to move forward until the resolution of the Trustee's US actions against Kingate and HBBM.
Thema Fund Limited ('Thema') and Hermes each brought three actions in 2009. The first set of actions seeks recovery of funds in frozen accounts held at HSBC Institutional Trust Services (Bermuda) Limited. The second set of actions asserts liability against HSBC Institutional Trust Services (Bermuda) Limited in relation to claims for mistake, recovery of fees and damages for breach of contract. The third set of actions seeks return of fees from HBBM and HSBC Securities Services (Bermuda) Limited. The parties have agreed to a standstill in respect of all three sets of actions.
Cayman Islands litigation: In February 2013, Primeo Fund Limited ('Primeo') (in liquidation since April 2009) brought an action against HSBC Securities Services Luxembourg ('HSSL') and The Bank of Bermuda (Cayman), alleging breach of contract and breach of fiduciary duty, and claiming damages and equitable compensation. Trial began in November 2016 and is scheduled to run until the end of February 2017.
Luxembourg litigation: In April 2009, Herald Fund SPC ('Herald') (in liquidation since July 2013) brought an action against HSSL before the Luxembourg District Court, seeking restitution of cash and securities Herald purportedly lost because of Madoff Securities' fraud, or money damages. The Luxembourg District Court dismissed Herald's securities restitution claim, but reserved Herald's cash restitution claim and its claim for money damages. Herald has appealed this judgment to the Court of Appeal.
In March 2010, Herald (Lux) SICAV ('Herald (Lux)') (in liquidation since April 2009) brought an action against HSSL before the Luxembourg District Court seeking restitution of securities, or the cash equivalent, or money damages. Herald (Lux) has also requested the restitution of fees paid to HSSL.
In October 2009, Alpha Prime and, in December 2014, Senator, each brought an action against HSSL before the Luxembourg District Court, seeking the restitution of securities, or the cash equivalent, or money damages. The action initiated by Senator has been temporarily suspended at Senator's request. In April 2015, Senator commenced an action against the Luxembourg branch of HSBC Bank plc asserting identical claims before the Luxembourg District Court.
HSSL has also been named as a defendant in various actions by shareholders in Primeo Select Fund, Herald, Herald (Lux), and Hermes. Most of these actions have been dismissed, suspended or postponed.
Ireland litigation: In November 2013, Defender Limited brought an action against HSBC Institutional Trust Services (Ireland) Limited ('HTIE') and others, alleging breach of contract and claiming damages and indemnification for fund losses. A trial date has not yet been scheduled.
In May 2016, following a hearing on two preliminary issues, HTIE was successful in obtaining an order dismissing two remaining claims by purported shareholders in Thema International Fund plc.
SPV OSUS's action against HTIE and HSBC Securities Services (Ireland) Limited alleging breach of contract and claiming damages and indemnification for fund losses was dismissed in October 2015. SPV OSUS's appeal against this first instance decision was heard in January 2017.

22	HSBC Holdings plc News Release 2016

Additional Information

There are many factors that may affect the range of possible outcomes, and the resulting financial impact, of the various Madoff-related proceedings described above, including but not limited to the multiple jurisdictions in which the proceedings have been brought. Based upon the information currently available, management's estimate of possible aggregate damages that might arise as a result of all claims in the various Madoff-related proceedings is up to or exceeding $800m, excluding costs and interest. Due to uncertainties and limitations of this estimate, the ultimate damages could differ significantly from this amount.
US mortgage-related investigations
In April 2011, HSBC Bank USA N.A. ('HSBC Bank USA') entered into a consent order (the 'OCC Servicing Consent Order') with the Office of the Comptroller of the Currency ('OCC'), and HSBC Finance Corporation ('HSBC Finance') and HSBC North America Holdings Inc. ('HNAH') entered into a similar consent order with the Federal Reserve Board ('FRB') (together with the OCC Servicing Consent Order, the 'Servicing Consent Orders').
The Servicing Consent Orders required prescribed actions to address certain foreclosure practice deficiencies. The Servicing Consent Orders also required an independent foreclosure review which, pursuant to amendments to the Servicing Consent Orders in February 2013, ceased and was replaced by a settlement under which HSBC and 12 other participating servicers agreed to provide cash payments and other assistance to eligible borrowers. In June 2015, the OCC issued an amended OCC Servicing Consent Order citing the failure of HSBC Bank USA to be in compliance with all requirements of the OCC Servicing Consent Order and stating that the failure to satisfy all requirements of the OCC Servicing Consent Order may result in a variety of regulatory consequences for HSBC Bank USA, including the imposition of civil money penalties. In January 2017, the OCC terminated the OCC Servicing Consent Order, together with its February 2013 and June 2015 amendments, after determining that HSBC Bank USA had satisfied the requirements thereunder. In connection with the termination of the Servicing Consent Order, the OCC also assessed a civil money penalty against HSBC Bank USA finding that HSBC Bank USA failed to correct deficiencies identified under the OCC Servicing Consent Order in a timely fashion.
In February 2016, HSBC Bank USA, HSBC Finance, HSBC Mortgage Services Inc. and HNAH entered into an agreement with the US Department of Justice (the 'DoJ'), the US Department of Housing and Urban Development, the Consumer Financial Protection Bureau, other federal agencies (the 'Federal Parties') and the Attorneys General of 49 states and the District of Columbia (the 'State Parties') to resolve civil claims related to past residential mortgage loan origination and servicing practices (the 'National Mortgage Settlement Agreement'). In addition, in February 2016, the FRB announced the imposition against HSBC Finance and HNAH of a $131m civil money penalty in connection with the FRB's consent order of April 2011. Pursuant to the terms of the FRB's civil money penalty order, the penalty will be satisfied through the cash payments made to the Federal Parties and the consumer relief provided under the National Mortgage Settlement Agreement.
The Servicing Consent Orders and the National Mortgage Settlement Agreement do not completely preclude other enforcement actions by regulatory, governmental or law enforcement agencies related to foreclosure and other mortgage servicing practices, including, but not limited to, matters relating to the securitisation of mortgages for investors, which could include the imposition of civil money penalties, criminal fines or other sanctions. In addition, these practices have in the past resulted in private litigation, and may result in further private litigation.
US mortgage securitisation activity and litigation
HSBC Bank USA was a sponsor or seller of loans used to facilitate whole loan securitisations underwritten by HSBC Securities (USA) Inc. ('HSI'). From 2005 to 2007, HSBC Bank USA purchased and sold approximately $24bn of such loans to HSI, which were subsequently securitised and sold by HSI to third parties. The outstanding principal balance was approximately $4.6bn as at 31 December 2016. HSBC notes that the scale of its mortgage securitisation activities was more limited in relation to a number of other banks in the industry. In addition, HSI served as an underwriter on securitisations issued by HSBC Finance or third parties, and HSBC Bank USA served as trustee on behalf of various mortgage securitisation trusts.
Mortgage foreclosure and trustee matters: As the industry's residential mortgage foreclosure issues continue, HSBC Bank USA has taken title to a number of foreclosed homes as trustee on behalf of various mortgage securitisation trusts. As nominal record owner of these properties, HSBC Bank USA has been sued by municipalities and tenants alleging various violations of law, including laws relating to property upkeep and tenants' rights. While HSBC believes and continues to maintain that these obligations and any related liabilities are those of the servicer of each trust, HSBC continues to receive significant adverse publicity in connection with these and similar matters, including foreclosures that are serviced by others in the name of 'HSBC, as trustee'.
Beginning in June 2014, a number of lawsuits were filed in state and federal court in New York and Ohio against HSBC Bank USA as trustee of over 320 mortgage securitisation trusts. These lawsuits are brought on behalf of the trusts by a putative class of investors including, among others, BlackRock and PIMCO funds. The complaints allege that the trusts have sustained losses in collateral value of approximately $38bn. The lawsuits seek unspecified damages resulting from alleged breaches of the US Trust Indenture Act, breach of fiduciary duty, negligence, breach of contract and breach of the common law duty of trust. HSBC's motions to dismiss in several of these lawsuits were, for the most part, denied.
It is not practicable to estimate the possible financial impact of these matters, as there are many factors that may affect the range of possible outcomes; however, the resulting financial impact could be significant.
Loan repurchase matters: HSBC Bank USA, HSBC Finance and Decision One Mortgage Company LLC (an indirect subsidiary of HSBC Finance) ('Decision One') have been named as defendants in various mortgage loan repurchase actions brought by trustees of mortgage securitisation trusts. In the aggregate, these actions seek to have the HSBC defendants repurchase mortgage loans, or pay compensatory damages, totalling at least $1bn. In August 2016, HSBC reached an agreement in principle to settle one of the matters and the other matters remain pending.
HSBC Mortgage Corporation (USA) Inc. and Decision One have also been named as defendants in two separate actions filed by Residential Funding Company LLC ('RFC'), a mortgage loan purchase counterparty, seeking unspecified damages in connection with approximately 25,000 mortgage loans.
It is not practicable to estimate the possible financial impact of these matters, as there are many factors that may affect the range of possible outcomes; however, the resulting financial impact could be significant.
FIRREA: Since 2010, various HSBC entities have received subpoenas and requests for information from the DoJ and the Massachusetts state Attorney General seeking the production of documents and information regarding HSBC's involvement in

HSBC Holdings plc News Release 2016	23

Additional Information

certain RMBS transactions as an issuer, sponsor, underwriter, depositor, trustee, custodian or servicer. In November 2014, HNAH, on behalf of itself and various subsidiaries including, but not limited to, HSBC Bank USA, HSI Asset Securitization Corp., HSI, HSBC Mortgage Corporation (USA), HSBC Finance and Decision One, received a subpoena from the US Attorney's Office for the District of Colorado, pursuant to the Financial Industry Reform, Recovery and Enforcement Act ('FIRREA'), concerning the origination, financing, purchase, securitisation and servicing of subprime and non-subprime residential mortgages.
HSBC continues to cooperate with the DoJ's investigation, which is at or nearing completion. In December 2016, HSBC had an initial discussion with the DoJ, wherein the DoJ stated its preliminary view that HSBC is subject to liability under FIRREA in connection with certain securitisations from 2005 to 2007 with respect to which HSBC Bank USA served as sponsor or seller of loans and HSI served as underwriter. HSBC disagrees with the DoJ's preliminary view, and the DoJ has offered HSBC an opportunity to respond. There can be no assurance as to how or when this matter will be resolved, or whether this matter will be resolved prior to the institution of formal legal proceedings by the DoJ. Moreover, it is possible that any such resolution could result in significant penalties and other costs. To date, at least one bank has been sued by the DoJ and at least eight other banks have reported settlements of mortgage-backed securities-related matters pursuant to FIRREA. The prior DoJ settlements provide no clear guidance as to how those individual settlement amounts were calculated, and due to the high degree of uncertainty involved, it is not practicable to estimate any possible financial effect of this matter, which could be significant.
HSBC expects the focus on mortgage securitisations to continue and may be subject to additional claims, litigation and governmental or regulatory scrutiny relating to its participation in the US mortgage securitisation market.
Anti-money laundering and sanctions-related matters
In October 2010, HSBC Bank USA entered into a consent order with the OCC, and HNAH entered into a consent order with the FRB (each an 'Order' and together, the 'Orders'). These Orders required improvements to establish an effective compliance risk management programme across HSBC's US businesses, including risk management related to the Bank Secrecy Act ('BSA') and AML compliance. HSBC Bank USA is not currently in compliance with the OCC Order. Steps are being taken to address the requirements of the Orders.
In December 2012, HSBC Holdings, HNAH and HSBC Bank USA entered into agreements with US and UK government agencies regarding past inadequate compliance with the BSA, AML and sanctions laws. Among those agreements, HSBC Holdings and HSBC Bank USA entered into a five-year deferred prosecution agreement with, among others, the DoJ (the 'US DPA'); and HSBC Holdings consented to a cease-and-desist order, and HSBC Holdings and HNAH consented to a civil money penalty order with the FRB. HSBC Holdings also entered into an agreement with the Office of Foreign Assets Control ('OFAC') regarding historical transactions involving parties subject to OFAC sanctions, as well as an undertaking with the UK FCA to comply with certain forward-looking AML and sanctions-related obligations. In addition, HSBC Bank USA entered into civil money penalty orders with the Financial Crimes Enforcement Network of the US Treasury Department and the OCC.
Under these agreements, HSBC Holdings and HSBC Bank USA made payments totalling $1.9bn to US authorities and undertook various further obligations, including, among others, to continue to cooperate fully with the DoJ in any and all investigations, not to commit any crime under US federal law subsequent to the signing of the agreement, and to retain an independent compliance monitor (the 'Monitor'). In February 2017, the Monitor delivered his third annual follow-up review report.
Through his country-level reviews, the Monitor identified potential anti-money laundering and sanctions compliance issues that the DoJ and HSBC are reviewing further. Additionally, as discussed elsewhere in this Note, HSBC is the subject of other ongoing investigations and reviews by the DoJ. HSBC Bank plc is also the subject of an investigation by the FCA into its compliance with UK money laundering regulations and financial crime systems and controls requirements. The potential consequences of breaching the US DPA, as well as the role of the Monitor and his third annual review, are discussed on page 82.
HSBC Bank USA also entered into two consent orders with the OCC. These required HSBC Bank USA to correct the circumstances noted in the OCC's report and to adopt an enterprise-wide compliance programme, and imposed restrictions on acquiring control of, or holding an interest in, any new financial subsidiary, or commencing a new activity in its existing financial subsidiary, without the OCC's prior approval.
These settlements with US and UK authorities have led to private litigation, and do not preclude further private litigation related to HSBC's compliance with applicable BSA, AML and sanctions laws or other regulatory or law enforcement actions for BSA, AML, sanctions or other matters not covered by the various agreements.
In May 2014, a shareholder derivative action was filed by a shareholder of HSBC Holdings purportedly on behalf of HSBC Holdings, HSBC Bank USA, HNAH and HSBC USA Inc. (the 'Nominal Corporate Defendants') in New York state court against certain current and former directors and officers of those HSBC companies (the 'Individual Defendants'). The complaint alleges that the Individual Defendants breached their fiduciary duties to the Nominal Corporate Defendants and caused a waste of corporate assets by allegedly permitting and/or causing the conduct underlying the US DPA. In November 2015, the New York state court granted the Nominal Corporate Defendants' motion to dismiss. The plaintiff has appealed that decision.
In July 2014, a claim was filed in the Ontario Superior Court of Justice against HSBC Holdings and a former employee purportedly on behalf of a class of persons who purchased HSBC common shares and American Depositary Shares between July 2006 and July 2012. The complaint, which seeks monetary damages of up to CA$20bn, alleges that the defendants made statutory and common law misrepresentations in documents released by HSBC Holdings and its wholly owned indirect subsidiary, HSBC Bank Canada, relating to HSBC's compliance with BSA, AML, sanctions and other laws.
Since November 2014, four lawsuits have been filed in federal court in New York, Illinois and Texas, against various HSBC companies and others, on behalf of plaintiffs who are, or are related to, victims of terrorist attacks in Iraq, Jordan and Mexico. In each case, it is alleged that the defendants aided and abetted the unlawful conduct of various sanctioned parties in violation of the US Anti-Terrorism Act. These actions are at an early stage.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these lawsuits, including the timing or any possible impact on HSBC, which could be significant.

24	HSBC Holdings plc News Release 2016

Additional Information

Tax-related investigations
Various tax administration, regulatory and law enforcement authorities around the world, including in the US, France, Belgium, Argentina and India, are conducting investigations and reviews of HSBC Private Bank (Suisse) SA ('HSBC Swiss Private Bank') and other HSBC companies in connection with allegations of tax evasion or tax fraud, money laundering and unlawful cross-border banking solicitation.
HSBC continues to cooperate in ongoing investigations by the DoJ and the US Internal Revenue Service regarding whether certain HSBC companies and employees, including those associated with HSBC Swiss Private Bank and an HSBC company in India, acted appropriately in relation to certain customers who had US tax reporting obligations. In connection with these investigations, HSBC Swiss Private Bank, with due regard for Swiss law, has produced records and other documents to the DoJ. In August 2013, the DoJ informed HSBC Swiss Private Bank that it was not eligible for the 'Program for Non-Prosecution Agreements or Non-Target Letters for Swiss Banks' since a formal investigation had previously been authorised.
In November 2014, HSBC Swiss Private Bank was placed under formal criminal examination in Belgium for alleged tax-related offences. In November 2014, HSBC Swiss Private Bank was also placed under formal criminal examination in France for alleged tax-related offences in 2006 and 2007 and required to pay bail of €50m. In April 2015, HSBC Holdings was informed that it had been placed under formal criminal examination in France in connection with the conduct of HSBC Swiss Private Bank, and a €1bn bail was imposed. HSBC Holdings appealed the bail decision and, in June 2015, bail was reduced to €100m. The ultimate financial impact of these matters could differ significantly, however, from the bail amounts of €150m. In March 2016, HSBC was informed that the French magistrates had completed their investigation with respect to HSBC Swiss Private Bank and HSBC Holdings, and have referred the matter to the French public prosecutor for a recommendation on any potential charges. In October 2016, HSBC Swiss Private Bank and HSBC Holdings received the French public prosecutor`s brief in which the prosecutor recommended the judge to refer the cases to trial, and HSBC Swiss Private Bank and HSBC Holdings have responded to the prosecutor's brief.
In November 2014, the Argentine tax authority initiated a criminal action against various individuals, including current and former HSBC employees. The criminal action includes allegations of tax evasion, conspiracy to launder undeclared funds and an unlawful association among HSBC Swiss Private Bank, HSBC Bank Argentina, HSBC Bank USA and certain HSBC employees, which allegedly enabled numerous HSBC customers to evade their Argentine tax obligations.
In February 2015, the Indian tax authority issued a summons and request for information to an HSBC company in India. In August 2015 and November 2015, HSBC companies received notices issued by two offices of the Indian tax authority, alleging that the Indian tax authority had sufficient evidence to initiate prosecution against HSBC Swiss Private Bank and an HSBC company in Dubai for allegedly abetting tax evasion of four different Indian individuals and/or families and requesting that the HSBC companies show why such prosecution should not be initiated. HSBC Swiss Private Bank and the HSBC company in Dubai have responded to the show cause notices.
HSBC is cooperating with the relevant authorities. As at 31 December 2016, HSBC has recognised a provision for these various matters in the amount of $773m. There are many factors that may affect the range of outcomes, and the resulting financial impact, of these investigations and reviews. Due to uncertainties and limitations of these estimates, the ultimate penalties could differ significantly from the amount provided.
In light of the media attention regarding these matters, it is possible that other tax administration, regulatory or law enforcement authorities will also initiate or enlarge similar investigations or regulatory proceedings.
Mossack Fonseca & Co.
HSBC has received requests for information from various regulatory and law enforcement authorities around the world concerning persons and entities believed to be linked to Mossack Fonseca & Co., a service provider of personal investment companies. HSBC is cooperating with the relevant authorities.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of this matter, including the timing or any possible impact on HSBC, which could be significant.
London interbank offered rates, European interbank offered rates and other benchmark interest rate investigations and litigation
Various regulators and competition and law enforcement authorities around the world, including in the UK, the US, the EU and Switzerland, are conducting investigations and reviews related to certain past submissions made by panel banks and the processes for making submissions in connection with the setting of Libor, Euribor and other benchmark interest rates. As certain HSBC companies are members of such panels, HSBC has been the subject of regulatory demands for information and is cooperating with those investigations and reviews.
In December 2016, the European Commission (the 'Commission') issued a decision finding that HSBC, among other banks, engaged in anti-competitive practices in connection with the pricing of euro interest rate derivatives in early 2007. The Commission determined that the duration of HSBC's infringement was 1 month and fined HSBC. HSBC has appealed the decision.
US dollar Libor: Beginning in 2011, HSBC and other panel banks have been named as defendants in a number of private lawsuits filed in the US with respect to the setting of US dollar Libor. The complaints assert claims under various US laws, including US antitrust and racketeering laws, the US Commodity Exchange Act ('US CEA'), and state law. The lawsuits include individual and putative class actions, most of which have been transferred and/or consolidated for pre-trial purposes before the New York District Court.
The New York District Court has issued decisions dismissing certain of the claims in response to motions filed by the defendants. Those decisions resulted in the dismissal of the plaintiffs' federal and state antitrust claims, racketeering claims, and unjust enrichment claims. Dismissal of certain of these claims was appealed to the US Court of Appeals for the Second Circuit, which reversed the New York District Court's dismissal of plaintiffs' antitrust claims in May 2016. In July 2016, defendants filed a joint motion to dismiss all antitrust claims and, in December 2016, the New York District Court granted in part and denied in part the motion, leaving only certain antitrust claims to be litigated. Separately, in October 2016, the New York District Court granted a motion to dismiss claims brought by an individual plaintiff for lack of personal jurisdiction, which dismissal is currently on appeal to

HSBC Holdings plc News Release 2016	25

Additional Information

the Second Circuit. Finally, in January 2017, the District Court granted defendants' motion to dismiss certain of the remaining antitrust claims against defendants that did not serve on the US dollar Libor submission panel.
Euroyen Tokyo interbank offered rate ('Tibor') and/or Japanese yen Libor: In April 2012 and July 2015, HSBC and other panel banks were named as defendants in putative class actions filed in the New York District Court on behalf of persons who transacted in financial instruments allegedly related to the euroyen Tibor and/or Japanese yen Libor. The complaints allege, among other things, misconduct related to euroyen Tibor, although HSBC is not a member of the Japanese Bankers Association's euroyen Tibor panel, as well as Japanese yen Libor, in violation of US antitrust laws, the US CEA, and state law. In May 2016, HSBC reached an agreement in principle with plaintiffs to resolve both of these actions, and the settlement was granted final court approval in November 2016.
Euribor: In November 2013, HSBC and other panel banks were named as defendants in a putative class action filed in the New York District Court on behalf of persons who transacted in euro futures contracts and other financial instruments allegedly related to Euribor. The complaint alleges, among other things, misconduct related to Euribor in violation of US antitrust laws, the US CEA and state law. In May 2016, HSBC reached an agreement in principle with plaintiffs to resolve this action, subject to court approval.
Singapore Interbank Offered Rate ('SIBOR'), Singapore Swap Offer Rate ('SOR') and Australia Bank Bill Swap Rate ('BBSW'): In July 2016 and August 2016, HSBC and other panel banks were named as defendants in two putative class actions filed in the New York District Court on behalf of persons who transacted in products related to the SIBOR, SOR and BBSW benchmark rates. The complaints allege, among other things, misconduct related to these benchmark rates in violation of US antitrust, commodities and racketeering laws, and state law. These matters are at an early stage.
US dollar International Swaps and Derivatives Association fix ('ISDAfix'): In September 2014, HSBC and other panel banks were named as defendants in a number of putative class actions consolidated in the New York District Court on behalf of persons who transacted in interest rate derivatives or purchased or sold financial instruments that were either tied to ISDAfix rates or were executed shortly before, during, or after the time of the daily ISDAfix setting window. The consolidated complaint alleges, among other things, misconduct related to these activities in violation of US antitrust laws, the US CEA and state law. HSBC's motion to dismiss the complaint was denied in March 2016.
There are many factors that may affect the range of outcomes, and the resulting financial impact, of these matters, which could be significant.
Foreign exchange rate investigations and litigation
Various regulators and competition and law enforcement authorities around the world, including in the US, the EU, Switzerland, Brazil, South Korea and South Africa are conducting investigations and reviews into trading by HSBC and others on the foreign exchange markets. HSBC is cooperating with these investigations and reviews.
In May 2015, the DoJ resolved its investigations with respect to five non-HSBC financial institutions, four of whom agreed to plead guilty to criminal charges of conspiring to manipulate prices in the foreign exchange spot market, and resulting in the imposition of criminal fines in the aggregate of more than $2.5bn. Additional penalties were imposed at the same time by the FRB and other banking regulators. HSBC was not a party to these resolutions. In August 2016, the DoJ indicted one current and one former HSBC employee and charged them with wire fraud and conspiracy relating to a 2011 foreign exchange transaction. The trial is currently scheduled to begin in September 2017. HSBC was not named as a defendant in the indictment, and investigations into HSBC by the DoJ, FRB and others continue.
In December 2016, HSBC Bank plc entered into a settlement with Brazil's Administrative Council of Economic Defense ('CADE') in connection with its investigation into 15 banks, including HSBC Bank plc, as well as 30 individuals, relating to practices in the offshore foreign exchange market. Under the terms of the settlement, HSBC Bank plc agreed to pay a financial penalty to CADE.
In February 2017, the Competition Commission of South Africa referred a complaint for proceedings before the South African Competition Tribunal against 18 financial institutions, including HSBC Bank plc, for alleged misconduct related to the foreign exchange market in violation of South African antitrust laws. These proceedings are at an early stage.
In late 2013 and early 2014, HSBC and other banks were named as defendants in various putative class actions consolidated in the New York District Court. The consolidated complaint alleged, among other things, that the defendants conspired to manipulate the WM/Reuters foreign exchange benchmark rates. In September 2015, HSBC reached an agreement with plaintiffs to resolve the consolidated action, subject to court approval. In December 2015, the court granted preliminary approval of the settlement, and HSBC made payment of the agreed settlement amount into an escrow account. The final settlement approval hearing is scheduled for October 2017.
In June 2015, a putative class action was filed in the New York District Court making similar allegations on behalf of Employee Retirement Income Security Act of 1974 ('ERISA') plan participants, and another complaint was filed in the US District Court for the Northern District of California in May 2015. The court dismissed the claims in the ERISA action, and the plaintiffs have appealed to the US Court of Appeals for the Second Circuit. HSBC filed a motion to transfer the California action to New York, which was granted in November 2015. In September 2016, a putative class action making similar allegations on behalf of purported 'indirect' purchasers of foreign exchange products was filed in New York. This action is at an early stage.
In September 2015, two additional putative class actions making similar allegations under Canadian law were issued in Canada against various HSBC companies and other financial institutions.
As at 31 December 2016, HSBC has recognised a provision for these various matters in the amount of $1.2bn. There are many factors that may affect the range of outcomes, and the resulting financial impact, of these matters. Due to uncertainties and limitations of these estimates, the ultimate penalties could differ significantly from the amount provided.
Precious metals fix-related investigations and litigation
Various regulators and competition and law enforcement authorities, including in the US and the EU, are conducting investigations and reviews relating to HSBC's precious metals operations and trading. HSBC is cooperating with these investigations and reviews. In November 2014, the Antitrust Division and Criminal Fraud Section of the DoJ issued a document request to HSBC Holdings, seeking the voluntary production of certain documents in connection with a criminal investigation that the DoJ is conducting of alleged anti-competitive and manipulative conduct in precious metals trading. In January 2016, the Antitrust Division of the DoJ informed HSBC that it was closing its investigation; however, the Criminal Fraud Section's investigation remains ongoing.

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Additional Information

Gold: Beginning in March 2014, numerous putative class actions were filed in the New York District Court and the US District Courts for the District of New Jersey and the Northern District of California, naming HSBC and other members of The London Gold Market Fixing Limited as defendants. The complaints allege that, from January 2004 to the present, defendants conspired to manipulate the price of gold and gold derivatives for their collective benefit in violation of US antitrust laws, the US CEA and New York state law. The actions were consolidated in the New York District Court. Defendants' motion to dismiss the consolidated action was granted in part and denied in part in October 2016.
In December 2015, a putative class action under Canadian law was filed in the Ontario Superior Court of Justice against various HSBC companies and other financial institutions. Plaintiffs allege that, among other things, from January 2004 to March 2014, defendants conspired to manipulate the price of gold and gold derivatives in violation of the Canadian Competition Act and common law. This action is at an early stage.
Silver: Beginning in July 2014, numerous putative class actions were filed in the US District Courts for the Southern and Eastern Districts of New York, naming HSBC and other members of The London Silver Market Fixing Ltd as defendants. The complaints allege that, from January 1999 to the present, defendants conspired to manipulate the price of silver and silver derivatives for their collective benefit in violation of US antitrust laws, the US CEA and New York state law. The actions were consolidated in the New York District Court. Defendants' motion to dismiss the consolidated action was granted in part and denied in part in October 2016.
In April 2016, two putative class actions under Canadian law were filed in the Ontario and Quebec Superior Courts of Justice against various HSBC companies and other financial institutions. Plaintiffs in both actions allege that, from January 1999 to August 2014, defendants conspired to manipulate the price of silver and silver derivatives in violation of the Canadian Competition Act and common law. The Ontario action is at an early stage. The Quebec action has been temporarily stayed.
Platinum and palladium: Between late 2014 and early 2015, numerous putative class actions were filed in the New York District Court, naming HSBC and other members of The London Platinum and Palladium Fixing Company Limited as defendants. The complaints allege that, from January 2008 to the present, defendants conspired to manipulate the price of platinum group metals ('PGM') and PGM-based financial products for their collective benefit in violation of US antitrust laws and the US CEA. Defendants have moved to dismiss the action.
There are many factors that may affect the range of outcomes, and the resulting financial impact, of these matters, which could be significant.
Credit default swap litigation
Various HSBC companies, among other financial institutions, ISDA, and Markit, were named as defendants in numerous putative class actions filed in the New York District Court and the Illinois District Court. The actions alleged that the defendants violated US antitrust laws by, among other things, conspiring to restrict access to credit default swap pricing exchanges and block new entrants into the exchange market. The actions were subsequently consolidated in the New York District Court. In September 2015, the HSBC defendants reached an agreement with the plaintiffs to resolve the consolidated action, and final court approval of that settlement was granted in April 2016.
Treasury auctions
Beginning in July 2015, HSI, amongst other financial institutions, was named as a defendant in several putative class actions filed in the New York District Court. The complaints generally allege that the defendants violated US antitrust laws and the US CEA by colluding to manipulate prices of US Treasury securities sold at auction. The cases have been consolidated in the New York District Court. This matter is at an early stage.
The DoJ has requested information from HSBC and reportedly other banks regarding US Treasury securities trading practices. HSBC is cooperating with this ongoing investigation.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.
Interest rate swap litigation
In February 2016, various HSBC companies, among others, were named as defendants in a putative class action filed in the New York District Court. The complaint alleged that the defendants violated US antitrust laws by, among other things, conspiring to boycott and eliminate various entities and practices that would have brought exchange trading to buy‐side investors in the interest rate swaps marketplace. In June 2016, this action along with other complaints filed in the New York District Court and the Illinois District Court were consolidated in the New York District Court, and in January 2017, the defendants filed a motion to dismiss. This matter is at an early stage.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of this matter, including the timing or any possible impact on HSBC, which could be significant.
Fédération Internationale de Football Association ('FIFA') related investigations
HSBC has received inquiries from the DoJ regarding its banking relationships with certain individuals and entities that are or may be associated with FIFA. The DoJ is investigating whether multiple financial institutions, including HSBC, permitted the processing of suspicious or otherwise improper transactions, or failed to observe applicable AML laws and regulations. HSBC is cooperating with the DoJ's investigation.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of this matter, including the timing or any possible impact on HSBC, which could be significant.
Hiring practices investigation
The US Securities and Exchange Commission (the 'SEC') is investigating multiple financial institutions, including HSBC, in relation to hiring practices of candidates referred by or related to government officials or employees of state-owned enterprises in Asia-Pacific. HSBC has received various requests for information and is cooperating with the SEC's investigation.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of this matter, including the timing or any possible impact on HSBC, which could be significant.

HSBC Holdings plc News Release 2016	27

Additional Information

10 Disposal of Brazilian operations
On 1 July 2016, we completed the sale of our operations in Brazil to Banco Bradesco S.A. for a cash consideration of $4.8bn. This resulted in a loss on disposal of $1.7bn which includes the reclassification of cumulative foreign exchange differences of $1.9bn.

11 Events after the balance sheet date
A fourth interim dividend for 2016 of $0.21 per ordinary share (a distribution of approximately $4,172m) was declared by the Directors after 31 December 2016.
On 21 February 2017, the Board approved a share buy-back programme of up to $1.0bn.
These accounts were approved by the Board of Directors on 21 February 2017 and authorised for issue.

12 Capital structure

Capital ratios
		At 31 Dec
		2016	2015
	Footnote	%	%
CRD IV end point
Common equity tier 1 ratio	1	13.6	11.9
CRD IV transitional
Common equity tier 1 ratio	1	13.6	11.9
Tier 1 ratio		16.1	13.9
Total capital ratio		20.1	17.2

Total regulatory capital and risk-weighted assets
		At 31 Dec
		2016	2015
	Footnote	$m	$m
CRD IV end point
Common equity tier 1 capital	1	115,984	130,863
CRD IV transitional
Common equity tier 1 capital	1	116,552	130,863
Additional tier 1 capital		21,470	22,440
Tier 2 capital		34,336	36,530
Total regulatory capital		172,358	189,833
Transitional risk-weighted assets	1	857,181	1,102,995

1	Due to transitional provisions in the threshold deduction our CET1 and RWAs are different for transitional and end point. At 31 December 2016, end point RWAs were $855.8bn.

Leverage ratio
		At 31 Dec
		2016	2015
Ref*		$bn	$bn
21	Total leverage ratio exposure	2,354.4	2,794.4
20	Tier 1 capital (end point)	127.3	140.2
22	Leverage ratio	5.4%	5.0%
EU-23	Choice on transitional arrangements for the definition of the capital measure	Fully phased in	Fully phased in
	Total leverage ratio exposure - quarterly average	2,438.7	2,869.4
	Leverage ratio - quarterly average	5.4%	5.0%

*	The references identify the lines prescribed in the EBA template.

13 Statutory accounts
The information in this news release does not constitute statutory accounts within the meaning of Section 434 of the Companies Act 2006 ('the Act'). The statutory accounts for the year ended 31 December 2016 will be delivered to the Registrar of Companies in England and Wales in accordance with Section 441 of the Act. The auditor has reported on those accounts. Its report was unqualified and did not contain a statement under Section 498(2) or (3) of the Act.

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14 Dealings in HSBC Holdings plc listed securities
HSBC Group has policies and procedures that, except where permitted by statute and regulation, prohibit specified transactions in respect of its securities listed on The Stock Exchange of Hong Kong Limited. Except for dealings as intermediaries or as trustees by subsidiaries of HSBC Holdings, neither HSBC Holdings nor any of its subsidiaries has purchased, sold or redeemed any of its securities listed on The Stock Exchange of Hong Kong Limited during the year ended 31 December 2016.
Share buy-back
On 4 August 2016, HSBC Holdings commenced a share buy-back of its ordinary shares of $0.50 each for up to a maximum consideration of $2.5bn which concluded on, 19 December 2016. The purpose of the buy-back was to reduce HSBC's number of outstanding ordinary shares, and was funded from a portion of the proceeds received from the sale of the Group's operations in Brazil in July 2016. Further information on this disposal can be found on page 241 of the Annual Report and Accounts 2016.
The nominal value of shares purchased during 2016 was $162,636,704 and the aggregate consideration paid by HSBC was £1,970,091,769.
The table that follows outlines details of the shares purchased on a monthly basis during 2016. At 31 December 2016, the total number of shares purchased was 325,273,407, representing 1.61% of the shares in issue and 1.64% of the shares in issue (excluding treasury shares).

Month	Number of shares	Highest price paid per share	Lowest price paid per share	Average price paid per share	Aggregate price paid	Maximum value of shares that may yet be purchased
		£	£	£	£	$
Aug-16	37,287,407	5.6950	5.1140	5.4551	203,408,308	2,233,620,166
Sep-16	79,160,560	5.9420	5.5650	5.7336	453,876,095	1,636,117,416
Oct-16	72,211,730	6.3210	5.7850	6.1503	444,125,860	1,085,362,266
Nov-16	82,231,879	6.4560	5.8840	6.2433	513,399,612	448,362,392
Dec-16	54,381,831	6.7530	6.2010	6.5331	355,281,894	58

15 Interim dividends for 2017
The Board has adopted a policy of paying quarterly interim dividends on the ordinary shares. Under this policy it is intended to have a pattern of three equal interim dividends with a variable fourth interim dividend. It is envisaged that the first interim dividend in respect of 2017 will be $0.10 per ordinary share.
Dividends are declared in US dollars and, at the election of the shareholder, paid in cash in one of, or in a combination of, US dollars, sterling and Hong Kong dollars, or, subject to the Board's determination that a scrip dividend is to be offered in respect of that dividend, may be satisfied in whole or in part by the issue of new shares in lieu of a cash dividend.

16 Corporate governance codes
HSBC is subject to corporate governance requirements in both the UK and Hong Kong. During 2016, HSBC complied with the applicable provisions of the UK Corporate Governance Code, and also the requirements of the Hong Kong Corporate Governance Code.
Under the Hong Kong Code the Audit Committee should be responsible for the oversight of all risk management and internal control systems. HSBC's Group Risk Committee is responsible for oversight of internal control, other than internal control over financial reporting, and risk management systems. This is permitted under the UK Corporate Governance Code. The Group Audit Committee has reviewed the annual results for 2016.
The Board has codified obligations for transactions in HSBC Group securities in accordance with the requirements of the Market Abuse Regulation and the rules governing the listing of securities on The Stock Exchange of Hong Kong Limited ('HKEx'), save that the HKEx has granted waivers from strict compliance with the rules that take into account accepted practices in the UK, particularly in respect of employee share plans. HSBC is in discussion with the HKEx to update these waivers to take account of the Market Abuse Regulation. Following specific enquiry, each Director has confirmed that he or she has complied with their obligations in respect of transacting in Group securities during the year.
The Directors of HSBC Holdings plc as at the date of this announcement are:
Douglas Flint, Stuart Gulliver, Phillip Ameen1, Kathleen Casey1, Laura Cha1, Henri de Castries1, Lord Evans of Weardale1, Joachim Faber1, Sam Laidlaw1, Irene Lee1, John Lipsky1, Rachel Lomax1, Iain Mackay, Heidi Miller1, Marc Moses, David Nish1, Jonathan Symonds1, Jackson Tai1, Pauline van der Meer Mohr1 and Paul Walsh1.

1	Independent non-executive Director.

HSBC Holdings plc News Release 2016	29

Additional Information

17 For further information contact:

Media Relations UK - Heidi Ashley Telephone: +44 (0)20 7992 2045	Investor Relations UK - Richard O'Connor Email: investorrelations@hsbc.com
Hong Kong - Gareth Hewett Telephone: +852 2822 4929	Hong Kong - Hugh Pye Telephone: +852 2822 4908

30
HSBC Holdings plc News Release 2016

Click on, or paste the following link into your web browser, to view the following documents:-
1.      Data Pack 4Q 2016
 http://www.rns-pdf.londonstockexchange.com/rns/3786X_-2017-2-20.pdf
2.      Global Business Resegmentation Reconciliation 4Q 2016
 http://www.rns-pdf.londonstockexchange.com/rns/3786X_1-2017-2-20.pdf

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Ben J S Mathews
Title: Group Company Secretary

Date: 21 February 2017